Notice of Annual and Special Meeting
May 4, 2006
Management Proxy Circular
Cameco Corporation

Cameco Corporation
Management Proxy Circular
Table of Contents

Invitation to Shareholders	1

Notice of Annual and Special Meeting of Shareholders	2

Management Proxy Circular	3

Voting Rights and Solicitation of Proxies	3
Solicitation of Proxies	3
Appointment and Revocation of Proxies	3
Voting of Proxies	4
Voting Shares and Principal Holders of Shares	4
Restrictions on Share Ownership and Voting	4
Shareholder Residency Restriction	5
Non-Registered Shareholders	5
Class B Shareholder	6

Business of the Meeting	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	12
Amendment to the Stock Option Plan	12

Disclosure of Compensation and Other Information	13
Compensation of Directors	13
Report of the Human Resources and Compensation Committee on Executive Compensation	16
Performance Graph	25
Executive Compensation	25
Stock Option Plan	32
Pension Plans	33
Senior Executive Employment Contracts	35

Indebtedness of Directors and Executive Officers	36

Corporate Governance	37

Additional Items	38
Directors’ and Officers’ Liability Insurance	38
Submission Date for 2007 Shareholder Proposals	38
Delivery of Additional Information	39
Board Approval	39

Schedule A Interpretation	40
Schedule B Amendment to Stock Option Plan	42
Schedule C Summary of Corporate Governance Practices	45

April 13, 2006
Dear Shareholder,
It is my pleasure to invite you to attend the annual and special meeting of Cameco’s shareholders to be held at 1:30 p.m. Thursday, May 4, 2006 at Cameco Corporation, 2121-11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the Directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2005 and our plans for the future. If you plan to attend, please contact Karen Lendzyk at (306) 956-6309 by April 28, 2006.
Included in this package are Cameco’s 2005 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its Directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.
I thank you for your interest and confidence in Cameco and I urge you to exercise your vote.
Sincerely,
“Victor J. Zaleschuk”
Victor J. Zaleschuk
Chair of the Board
RSVP to (306) 956-6309 by April 28, 2006
2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3
1      CAMECO MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Dear Shareholder:
The annual and special meeting of the shareholders of Cameco Corporation will be held on Thursday, May 4, 2006 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, in order to:
1.	receive the financial statements for the year ended December 31, 2005 and the auditors’ report on the statements;

2.	elect Directors of the company to hold office until the close of the next annual meeting;

3.	appoint auditors of the corporation to hold office until the next annual meeting;

4.	consider and, if thought fit, pass a resolution, with or without variation, approving an amendment to Cameco’s Stock Option Plan, as described in Schedule B to the management proxy circular (circular); and

5.	transact such other business that may properly be brought before the meeting or any continuation of the meeting after an adjournment.
The Board of Directors of Cameco have fixed March 31, 2006 as the record date to determine which shareholders are entitled to receive notice of, and to vote, at the annual and special meeting.
A proxy, a circular and a copy of the 2005 annual report, including the audited financial statements of the corporation for the year ended December 31, 2005 and related management’s discussion & analysis, accompany this notice of annual and special meeting. You should refer to the circular for details of the matters to be considered at the annual and special meeting.
If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than prior to the commencement of the meeting on May 4, 2006.
BY ORDER OF THE BOARD OF DIRECTORS
“Gary M. S. Chad”
Gary M.S. Chad
Senior Vice-President,
Governance, Legal and Regulatory Affairs,
and Corporate Secretary
Saskatoon, Saskatchewan
April 13, 2006
CAMECO MANAGEMENT PROXY CIRCULAR       2

MANAGEMENT PROXY CIRCULAR
VOTING RIGHTS AND SOLICITATION OF PROXIES
Solicitation of Proxies
This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual and special meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation has retained Georgeson Shareholder Communications Canada, 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $27,000. The record date to determine shareholders entitled to receive notice and vote at the meeting is March 31, 2006. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about April 13, 2006.
Unless otherwise indicated, the information in this circular is given at March 15, 2006. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.
Appointment and Revocation of Proxies
Shareholders who are unable to attend the meeting and vote in person may still vote by appointing a proxy.
The persons named in the accompanying form of proxy are Gerald W. Grandey, president and chief executive officer, and Gary M.S. Chad, senior vice-president, governance, legal and regulatory affairs and corporate secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust Company, 200 Queen’s Quay, Unit 6, Toronto, Ontario, M5A 4K9, no later than prior to the commencement of the meeting on May 4, 2006.
A shareholder has the right to revoke a submitted proxy any time prior to its use. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
If your shares are held in the name of a nominee, please see the instructions under the heading of Non-Registered Shareholders.
3      CAMECO MANAGEMENT PROXY CIRCULAR

Voting of Proxies
The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder as indicated on the proxy, on any ballot that may be called for. If the shareholder has specified a choice in the proxy with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder’s instructions, shares represented by proxies received by management will be voted:
•	FOR the election as Directors of the proposed nominees whose names are set forth in the following pages;

•	FOR the reappointment of KPMG LLP as auditors; and

•	FOR the amendment to Cameco’s Stock Option Plan, as described in Schedule B of this circular;
all as more specifically described under the relevant sections of this circular.
The accompanying form of proxy confers discretionary authority on the persons named in it with respect to any amendments or variations to the matters identified in the notice of the meeting or other matters that may properly come before the meeting and the persons named in the accompanying proxy will vote on such matters in accordance with their judgment. At the date of this circular, management of Cameco is not aware of any such amendments, variations or other matters which are to be presented for action at the meeting.
Voting Shares and Principal Holders of Shares
As of March 15, 2006, there were 350,400,822 shares outstanding, each share carrying, subject to the limitations described in Restrictions on Share Ownership and Voting, the right to one vote per share. The directors have fixed March 31, 2006 as the record date for the meeting. Only shareholders who are on record on that date are entitled to receive notice and to attend and to vote at the meeting. As of December 30, 2005, Wellington Management Company, LLP had discretionary authority over 46,940,892 shares or approximately 13.64% of the shares of the corporation.
Restrictions on Share Ownership and Voting
The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in Schedule A to this circular. The following is a summary of the constraints currently contained in the articles of the corporation (articles):
Individual Ownership Restriction
No resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect Directors of Cameco.
Individual Non-Resident Ownership Restriction
No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 15% of the votes that may ordinarily be cast to elect Directors of Cameco.
Non-Resident Voting Restriction
The votes attaching to shares held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.
CAMECO MANAGEMENT PROXY CIRCULAR       4

Enforcement of Restrictions on Share Ownership
To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.
The provisions of the ENL Reorganization Act allow the Board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.
The Board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The Board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the Board has reason to believe that contravention of the ownership restrictions has occurred.
If the Board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.
Shareholder Residency Declaration
Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.
Non-Registered Shareholders
Only registered holders of shares of Cameco, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your shares are not registered in your name, they will be held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. Consequently, in a mailing from your nominee, you will have received certain material relating to this meeting, including notice of the meeting, this circular and a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your shares will be voted. If you are a non-registered shareholder and wish to:
•	vote in person at the meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the meeting;
contact your nominee to discuss whether this is possible and what procedure to follow.
5      CAMECO MANAGEMENT PROXY CIRCULAR

Class B Shareholder
The Province of Saskatchewan, as the holder of the Class B share (Class B Share), is entitled to receive notice of and to attend all meetings of shareholders, including meetings of any class or series thereof, but does not have the right to vote at any such meeting, other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the following executive officers: vice-chairman of the Board, chief executive officer, chief operating officer, chief financial officer and president of Cameco, and substantially all of the senior officers (vice-presidents) of Cameco, must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders of the corporation must be held at a place in the Province of Saskatchewan.
BUSINESS OF THE MEETING
A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.
A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that, if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.
Financial Statements
The consolidated financial statements for the year ended December 31, 2005 are included in the 2005 annual report, which has been mailed to shareholders with this circular.
Election of Directors
The number of Directors to be elected at the meeting is 13. The articles provide that the Board shall consist of a minimum of three Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that at the present time there will be 13 Directors.
The table below contains the names of the nominees for election as Directors. All nominees are presently Directors of Cameco. Unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. The form of proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.
If, for any reason, at the time of the meeting any of the nominees are unable to serve as a Director, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders of the corporation or until his or her successor is elected or appointed in accordance with the bylaws. The information in the following table is as of March 15, 2006, except for Cameco securities ownership, which is as of December 31, 2005 (adjusted for the impact of the February 17, 2006 stock split).
CAMECO MANAGEMENT PROXY CIRCULAR       6

John S. Auston, 68
West Vancouver, British Columbia, Canada
Cameco Securities Ownership:
Shares: 9,000
DSUs: 16,947
Options: 18,000
Centerra Share Ownership: 640
John S. Auston, a corporate director, is a graduate of McGill University, with degrees in geology and mineral exploration, and attended the Program for Management Development at Harvard University. During a career of over 40 years in the minerals industry, he has been active in the exploration for and the development and operation of base metal, precious metal, uranium and coal mines in Canada, Australia and the United States. Most of this work was with the Selection Trust Group of London (a base metals and gold mining group of companies), which, in 1981, became the minerals arm of British Petroleum (a petroleum, petrochemicals, and minerals company). He was the President and Chief Executive Officer of Ashton Mining of Canada Inc. (a diamond exploration company) from 1996 to 2000 and President and Chief Executive Officer of Granges Inc. (a base metals and gold mining company) from 1993 to 1995. Mr. Auston is a director of Eldorado Gold Corporation (a gold mining company) and Centerra Gold Inc. (a gold mining company and Cameco subsidiary), which are both publicly traded companies.
Cameco Board Details:
•	Director since 1999.

•	Member of the Reserves Oversight Committee (chair) and the Nominating, Corporate Governance and Risk Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.
John H. Clappison, 59
Toronto, Ontario, Canada
Cameco Securities Ownership:
Shares: 1,000 (Acquired Feb 2006)
DSUs: 0
Options: 0
Centerra Share Ownership: 0
John H. Clappison, a corporate director, is the former Managing Partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on the board of Sun Life Financial Inc. (an international financial services organization) and other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
Cameco Board Details:
•	Appointed to the Board January 3, 2006.

•	Member of the Audit Committee (and is the committee’s designated financial expert), the Safety, Health and Environment Committee, and the Reserves Oversight Committee.

•	Has until 2011 to meet the Share Ownership Guidelines.

•	Independent.

Joe F. Colvin, 63
Kiawah Island, South Carolina, USA
Cameco Securities Ownership:
Shares: 6,000
DSUs: 67,231
Options: 26,000
Centerra Share Ownership: 0
Joe F. Colvin, a corporate director, is the President Emeritus of the Nuclear Energy Institute Inc. (the US nuclear energy industry’s Washington-based policy organization). Mr. Colvin was elected as President Emeritus in February 2005, after serving as the institute’s President and Chief Executive Officer since 1996 until February 15, 2005. Prior to that, he was the Executive Vice-President and Chief Executive Officer of the Nuclear Energy Institute Inc. from 1994 to 1996. Mr. Colvin holds a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.
Cameco Board Details:
•	Director since 1999.

•	Member of the Safety, Health and Environment Committee (chair) and the Nominating, Corporate Governance and Risk Committee.

•	Meets the Share Ownership Guidelines.

•	Non-Independent because Gerald W. Grandey, Cameco’s President and CEO, was a member of the Nuclear Energy Institute’s executive and compensation committee for the last 10 months of Mr. Colvin’s term as President and Chief Executive Officer of the Nuclear Energy Institute.
7     CAMECO MANAGEMENT PROXY CIRCULAR

Harry D. Cook, 62
La Ronge, Saskatchewan, Canada
Cameco Securities Ownership:
Shares: 12,000
DSUs: 26,979
Options: 58,800
Centerra Share Ownership: 0
Harry D. Cook, a corporate director, was the Chief of the Lac La Ronge Indian Band, retiring effective March 31, 2005. He was appointed to the National Aboriginal Economic Development Board on November 7, 2005.
Cameco Board Details:
•	Director since 1992.

•	Member of the Safety, Health and Environment Committee, the Nominating, Corporate Governance and Risk Committee and the Reserves Oversight Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.

James R. Curtiss, 52
Brookville, Maryland, USA
Cameco Securities Ownership:
Shares: 15,600
DSUs: 72,230
Options: 21,300
Centerra Share Ownership: 0
James R. Curtiss is a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrates his practice in energy policy and nuclear regulatory law. He was also a Commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. He currently serves on the board of Constellation Energy Group (a large US publicly traded supplier of electricity to commercial and industrial customers). Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska.
Cameco Board Details:
•	Director since 1994.

•	Member of the Human Resources and Compensation Committee (chair) and the Safety, Health and Environment Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.

George S. Dembroski, 71
Toronto, Ontario, Canada
Cameco Securities Ownership:
Shares: 1,800
DSUs: 22,444
Options: 81,600
Convertible Debentures: $50,000
Centerra Share Ownership: 5,000
George S. Dembroski, a corporate director, is the former Vice-Chairman and Director of RBC Dominion Securities Limited (an investment dealer). He currently serves on the boards of the following publicly traded companies: Electrohome Limited (an investment company), Middlefield Bancorp Ltd. (a merchant banking company), Murphy Oil Corporation (an energy company), and Extendicare Inc. (a health care company). He also serves on the board of Murphy Oil Company Ltd. (an energy company). Mr. Dembroski is a chartered accountant and holds a Bachelor of Arts in Business Administration from the University of Western Ontario.
Cameco Board Details:
•	Director since 1996.

•	Member of the Nominating, Corporate Governance and Risk Committee (chair) and the Human Resources and Compensation Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.
CAMECO MANAGEMENT PROXY CIRCULAR       8

Gerald W. Grandey, 59
Saskatoon, Saskatchewan, Canada
Cameco Securities Ownership:
Shares: 246,000
DSUs: 0
PSUs: 90,000
Options: 1,188,000
Centerra Share Ownership: 5,000
Gerald W. Grandey is the President and Chief Executive Officer of Cameco Corporation. He currently serves on the boards of Nuclear Energy Institute Inc., Canadian Nuclear Association, Bruce Power Inc. and Centerra Gold Inc. (a publicly traded gold mining company and a subsidiary of Cameco). Mr. Grandey has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.
Cameco Board Details:
•	Director since 2000.

•	Not a member of any Board committee due to being President and CEO of Cameco.

•	Meets the Share Ownership Guidelines.

•	Non-Independent (President and CEO of Cameco).

Nancy E. Hopkins, 51
Saskatoon, Saskatchewan, Canada
Cameco Securities Ownership:
Shares: 19,200
DSUs: 5,802
Options: 63,900
Centerra Share Ownership: 0
Nancy E. Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. She currently is the chair of the board of Saskatchewan Government Insurance (a Saskatchewan Crown Corporation) and also serves on the boards of Saskatoon Airport Authority (an airport authority), Growthworks Canadian Fund Inc. (a venture capital fund), and Growthworks Commercialization Fund Inc. (a venture capital fund). Ms. Hopkins also serves on, and is the vice-chair of, the board of governors of the University of Saskatchewan. She has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan.
Cameco Board Details:
•	Director since 1992.

•	Member of the Audit Committee (chair) and the Nominating, Corporate Governance and Risk Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.

Oyvind Hushovd, 56
Kristiansand S, Norway
Cameco Securities Ownership:
Shares: 0
DSUs: 11,852
Options: 0
Centerra Share Ownership: 0
Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd. (a precious metals exploration and development company), retiring in 2005. Prior to that, he was the President and Chief Executive Officer of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. He currently serves on the boards of the following publicly traded companies: Gabriel Resources Ltd. (retiring in May 2006), Western Oil Sands Inc. (an oil sands company), Inmet Mining Corporation (a precious and base metals producing company) and Lionore Mining International Limited (an international mining company). Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.
Cameco Board Details:
•	Director since 2003.

•	Member of the Audit Committee, the Human Resources and Compensation Committee and the Reserves Oversight Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.
9     CAMECO MANAGEMENT PROXY CIRCULAR

J. W. George Ivany, 67
Kelowna, British Columbia, Canada
Cameco Securities Ownership:
Shares: 0
DSUs:17,764
Options: 18,000
Centerra Share Ownership: 2,000
J. W. George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in chemistry and physics and a diploma in education from the Memorial University of Newfoundland. He received a Master of Arts degree in physics education from the Teachers College, Columbia University and a PhD in secondary education from the University of Alberta.
Cameco Board Details:
•	Director since 1999.

•	Member of the Audit Committee, Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.

A. Neil McMillan, 54
Saskatoon, Saskatchewan, Canada
Cameco Securities Ownership:
Shares: 600
DSUs: 10,910
Options: 6,000
Centerra Share Ownership: 0
A. Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc. (a gold mining and oil and gas producing company). He currently serves on the boards of the following publicly traded companies: Claude Resources Inc. and Shore Gold Inc. (a precious metals and gems exploration company). Formerly, he served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production company). Mr. McMillan received a Bachelor of Arts degree in history and sociology from the University of Saskatchewan.
Cameco Board Details:
•	Director since 2002.

•	Member of the Reserves Oversight Committee, the Audit Committee and the Safety, Health and Environment Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.

Robert W. Peterson, 67
Regina, Saskatchewan, Canada
Cameco Securities Ownership:
Shares: 16,440
DSUs: 5,802
Options: 12,000
Centerra Share Ownership: 0
Robert W. Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd. (a diversified corporation involved in real estate development, investor fund management and property management). He currently serves on the board of General Properties Ltd. (a publicly traded real estate and operating company located in Calgary, Alberta). Mr. Peterson received a Bachelor of Science degree in civil engineering from the University of Saskatchewan.
Cameco Board Details:
•	Director since 1994.

•	Member of the Audit Committee, the Safety, Health and Environment Committee and the Human Resources and Compensation Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.
CAMECO MANAGEMENT PROXY CIRCULAR       10

Victor J. Zaleschuk, 62
Calgary, Alberta, Canada
Cameco Securities Ownership:
Shares: 6,000
DSUs: 23,803
Options: 36,000
Convertible Debentures: $50,000
Centerra Share Ownership: 2,000
Victor J. Zaleschuk, a corporate director, is the Chair of the board of Cameco. He is the former President and Chief Executive Officer of Nexen Inc. (a publicly traded independent global energy and chemicals company). He currently serves on the board of the following publicly traded companies: Nexen Inc. and Agrium Inc. (a global producer and marketer of agricultural nutrients and industrial products). Mr. Zaleschuk is a chartered accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan.
Cameco Board Details:
•	Director since 2001. Chair since April 11, 2003.

•	Member of the Human Resources and Compensation Committee, the Nominating, Corporate Governance and Risk Committee and the Reserves Oversight Committee.

•	Meets the Share Ownership Guidelines.

•	Independent.
Individual Director compensation paid in 2005, a record of attendance by Directors at meetings of the Board and its committees during 2005, and a description of each Director’s Cameco common share and DSU ownership as of the end of 2004 and 2005 is disclosed at Disclosure of Compensation and Other Information — Compensation of Directors.
Director Committee Membership

COMMITTEES (NUMBER OF MEMBERS)
	Audit	Reserves	Nominating,	Safety,	Human
	Committee	Oversight	Corporate	Health and	Resources
	(6)	Committee	Governance and Risk	Environment	and
		(6)	Committee	Committee	Compensation
			(7)	(6)	Committee
Directors					(6)
Independent Outside Directors
John S. Auston		Chair	✓
John H. Clappison	✓	✓		✓
Harry D. Cook		✓	✓	✓
James R. Curtiss				✓	Chair
George S. Dembroski			Chair		✓
Nancy E. Hopkins	Chair		✓
Oyvind Hushovd	✓	✓			✓
Dr. J.W. George Ivany	✓		✓		✓
A. Neil McMillan	✓	✓		✓
Robert W. Peterson	✓			✓	✓
Victor J. Zaleschuk		✓	✓		✓
Outside Director — Not Independent
Joe F. Colvin			✓	Chair
Management Director — Not Independent
Gerald W. Grandey
Committees are comprised solely of non-management members, except for the safety, health and environment committee, where John Jarrell, vice-president, safety, health and environment, is a member.
11     CAMECO MANAGEMENT PROXY CIRCULAR

Appointment of Auditors
Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the corporation, to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time, the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.
For fiscal years ended December 31, 2005 and December 31, 2004, KPMG LLP and its affiliates were paid by Cameco and its subsidiaries the following fees:

	2005	2004
Audit fees:
Cameco — audit	$389,000	$386,000
Cameco — securities	100,000	—
Centerra — audit	574,800	400,500
Centerra — securities	—	275,000

	$1,063,800	$1,061,500

Audit — related fees:
Bruce Power Reorganization	$70,000	—
Sarbanes-Oxley 404 Scoping Project	35,000	$75,000
Translation services	10,000	9,000
Accounting disclosure	—	14,000
Pensions and other	7,500	10,700

	$122,500	$108,700

Tax:
Compliance	$160,400	$83,800
Planning and advice	36,400	55,400

	$196,800	$139,200

All other fees:	—	—

Total	$1,383,100	$1,309,400

As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors, including the tax and all other fees noted above, in order to ensure the independence of the external auditors. Unless a type of service to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair or, in the absence of the committee chair, a member of the audit committee as designated by the audit committee or Board. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
Amendment to the Stock Option Plan
Attached to this circular as Schedule B is a proposed amendment to Cameco’s Stock Option Plan. At the meeting, shareholders will be asked to approve the amendment.
CAMECO MANAGEMENT PROXY CIRCULAR       12

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION
Compensation of Directors
In order to provide competitive remuneration and recognize the increasing complexity of Cameco’s business, the Board of Cameco, on the recommendation of its Human Resources and Compensation Committee (Committee), made significant changes to Director remuneration, which took effect in 2005 and remains in effect for 2006. The Board believes these changes, in particular the 2005 Director share ownership guidelines, along with the requirement that 60% of a Director’s annual retainer be paid in deferred share units (DSUs) and that stock options are no longer awarded to Directors, will result in the enhanced alignment of the interests of members of the Board with those of Cameco’s shareholders.
Cameco’s remuneration philosophy is intended to:
•	recruit and retain qualified individuals to serve as members of Cameco’s Board and contribute to its success;

•	align the interests of members of the Board with those of Cameco’s shareholders by ensuring Directors have a significant “at risk” component of their total compensation; and

•	position Directors’ compensation at or slightly above the median of the market.
In 2004, the Committee engaged an independent consultant, Mercer Human Resource Consulting (Mercer), which assisted with its review of executive compensation practices. This review established a new group of companies to serve as comparators for benchmarking the competitiveness of Cameco’s executive compensation. Subsequently, the Committee engaged Mercer to review the competitiveness of Directors’ remuneration with reference to this group, as well as to the TSX 100 companies and other publicly traded companies.
The overall compensation package for Directors was compared to this group. Mercer’s findings indicated that Cameco’s Director compensation was not competitive with current market practice. As a result, the Committee recommended and the Board approved changes to Directors’ compensation, effective for 2005. These changes positioned Cameco Directors’ compensation slightly above the median of the compensation comparator group.
The following table shows the current Directors’ compensation program:

Non-Executive Chair Retainer	$175,000 paid $70,000 in cash and $105,000 in DSUs
Board Member Retainer	$65,000 paid $26,000 in cash and $39,000 in DSUs
Committee Chair Annual Retainers	$12,500 for audit and $7,000 for others
Committee Member Retainer	$3,500 per committee
Meeting Fees	$2,000 per meeting for audit and $1,500 for others
Per incidence of travel:
Travel Fees	Greater than 1,000 km within Canada $1,500 Cdn From the US $1,500 US Outside of North America $2,500 US
Share Ownership Guidelines	Three times annual retainer. Five years to meet obligation. 60% of annual retainer must be in the form of DSUs even if the share ownership guideline is met
The table below shows the amounts for Directors’ compensation under the current program, assuming a typical year of committee participation, roles and Board meetings:

	Chair of the Board	Board Member (Illustrative)
Participation	Chair is a member of 3 committees	Director is chair of 1 committee and a member of 1 other committee
Total Compensation Value	$244,600	$130,180
13     CAMECO MANAGEMENT PROXY CIRCULAR

Directors are compensated for their services as directors by cash and DSUs. Mr. Grandey, who is an officer of Cameco, does not receive any fees for serving as a Director. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as Directors of Cameco. Fees payable to the three non-Canadian resident Directors are paid in United States dollars.
Cameco’s DSU plan for Directors was adopted and first applied to award Director performance for 2003. A DSU is a unit granted by Cameco to Directors having the same value as one Cameco common share, but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in Cameco through the Director’s period of Board service. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Cameco common shares. When a Director leaves the Board, the DSUs are redeemed for cash based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that Director. Sixty percent of a Director’s annual retainer is paid in DSUs. In addition, annually, Directors can elect to receive the rest of their annual retainer and any additional fees in the form of DSUs. As of December 31, 2005, the amount owing in respect of DSUs outstanding to Directors was $10,395,750.
Cameco has adopted Director share ownership guidelines to greater align the interests of Directors and shareholders. Commencing in 2005, the guidelines call for Cameco share ownership in the form of common shares and/or DSUs in the amount of three times the annual Director’s retainer. As a transition measure, Directors are expected to meet these guidelines by January 1, 2010 and new Directors within five years after appointment to the Board. As of December 31, 2005, all nominee Directors were at or above the 2005 guidelines, other than Mr. Clappison, who joined the Board in January 2006.
On October 28, 2003, the Board discontinued on a permanent basis all further grants of stock options to Directors under Cameco’s Stock Option Plan. The last stock option award made to Directors was for their 2002 performance.
Below are tables showing 2005 compensation, Board and committee attendance, and share ownership for each Director.
Individual Director Compensation Paid in 2005
The table below reflects compensation earned by Directors for 2005.

			Committee	Non-					Percentage
		Committee	Chairman	Executive	Board	Committee			of Total
	Board	Member	Retainer	Chairman	Attendance	Attendance	Traveling	Total Fees	Fees taken
Name	Retainer ($)	Retainer($)	($)	Retainer ($)	Fee ($)	Fee ($)	Fee ($)	Paid ($)	in DSUs
Auston [1]	65,000	3,500	7,000	0	19,500	12,000	9,000	116,000	33.62%
Colvin [2]	77,691	4,300	8,600	0	23,367	21,332	12,500	147,790	100.00%
Cook	65,000	3,500	0	0	19,500	9,000	4,500	101,500	100.00%
Curtiss [3]	77,691	4,300	8,600	0	25,114	21,409	12,500	149,614	100.00%
Dembroski	65,000	3,500	7,000	0	18,000	16,500	4,500	114,500	33.91%
Grandey [4]	0	0	0	0	0	0	0	0	N/A
Hopkins	65,000	3,500	12,500	0	19,500	18,000	4,500	123,000	31.71%
Hushovd [5]	70,460	10,500	0	0	22,769	27,500	14,680	145,909	100.00%
Ivany	65,000	10,500	0	0	19,500	28,500	12,000	135,500	28.78%
McMillan	65,000	10,500	0	0	18,000	24,000	3,000	120,500	32.37%
Peterson	65,000	10,500	0	0	21,000	30,000	4,500	131,000	29.77%
Zaleschuk	0	17,500	0	175,000	21,000	37,500	13,144	264,144	39.83%
Total	680,842	82,100	43,700	175,000	227,250	245,741	94,824	1,549,457	N/A

Notes:

1.	Mr. Auston is also a director of Centerra Gold Inc., a TSX listed subsidiary of Cameco. The amounts shown do not include directors fees paid to him by Centerra.

2.	As a non-resident of Canada, Mr. Colvin’s Director compensation is paid in United States dollars. The amounts in this table pertaining to Mr. Colvin’s compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

3.	As a non-resident of Canada, Mr. Curtiss’ Director compensation is paid in United States dollars. The amounts in this table pertaining to Mr. Curtiss’ compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.

4.	Mr. Grandey is also a director of Centerra Gold Inc. As an officer of Cameco, he receives no fee for serving as a director of Cameco and Centerra.

5.	As a non-resident of Canada as of July 2005, Mr. Hushovd’s Director compensation since that time is paid in United States dollars. The amounts in this table pertaining to Mr. Hushovd’s United States dollar compensation have been converted into Canadian dollars at the United States dollar to Canadian dollar exchange rate in effect at the time of payment.
CAMECO MANAGEMENT PROXY CIRCULAR     14

Board and Committee Attendance of Directors
The table below provides a summary of Board and committee meetings held during 2005.

Board	14
Audit Committee	6
Human Resources and Compensation Committee	6
Nominating, Corporate Governance and Risk Committee	6
Reserves Oversight Committee	2
Safety, Health and Environment Committee	6

Total number of meetings held	40
The table below provides a summary of attendance for Board and committee members during 2005.

Name	Board Meetings Attended	Committee Meeting Attended
John S. Auston	13 of 14	8 of 8
Joe F. Colvin	13 of 14	12 of 12
Harry D. Cook	13 of 14	6 of 6
James R. Curtiss	14 of 14	12 of 12
George S. Dembroski	12 of 14	11 of 12
Gerald W. Grandey [1]	14 of 14	0
Nancy E. Hopkins	13 of 14	10 of 10
Oyvind Hushovd	14 of 14	14 of 14
Dr. J.W. George Ivany	13 of 14	17 of 18
A. Neil McMillan	12 of 14	14 of 14
Robert W. Peterson	14 of 14	18 of 18
Victor J. Zaleschuk	14 of 14	23 of 26

Note:

1.	As Mr. Grandey is president and CEO of Cameco, to ensure Cameco’s Board committees are independent of management, he is not a member of any Board committee.
Directors’ Share Ownership
The table below provides a breakdown of each Director’s current Cameco common share and DSU holdings as of December 31, 2005. All of the Directors held shares and/or DSUs having a value in excess of that set forth in the 2005 Director share ownership guidelines, other than Mr. Clappison, who joined the Board in January 2006.

				Total Number of	Total Value of Cameco
		Number of Cameco	Number of	Cameco Common	Common Shares and
Name	Fiscal Year [1]	Common Shares [2]	DSUs	Shares and DSUs	DSUs [3] ($)
John S. Auston	2005	9,000	16,947	25,947	957,444
	2004	9,000	15,584	24,584	515,772
Joe F. Colvin	2005	6,000	67,231	73,231	2,702,224
	2004	6,000	62,034	68,034	1,427,353
Harry D. Cook	2005	12,000	26,979	38,979	1,438,325
	2004	12,000	23,518	35,518	745,168
James R. Curtiss	2005	15,600	72,230	87,830	3,240,927
	2004	15,600	66,943	82,543	1,731,752
George S. Dembroski [4]	2005	1,800	22,444	24,244	894,604
	2004	1,800	21,056	22,856	479,519
Gerald W. Grandey [5]	2005	246,000	0	246,000	9,077,400
	2004	246,000	0	246,000	5,161,080
Nancy E. Hopkins	2005	19,200	5,802	25,002	922,574
	2004	19,200	4,491	23,691	497,037
Oyvind Hushovd	2005	0	11,852	11,852	437,339
	2004	0	7,034	7,034	147,573
Dr. J.W. George Ivany	2005	0	17,764	17,764	655,492
	2004	0	16,398	16,398	344,030
A. Neil McMillan	2005	600	10,910	11,510	424,719
	2004	600	9,575	10,175	213,472
Robert W. Peterson	2005	16,440	5,802	22,242	820,730
	2004	16,440	4,491	20,931	439,132
Victor J. Zaleschuk [6]	2005	6,000	23,803	29,803	1,099,731
	2004	6,000	20,234	26,234	550,389
15     CAMECO MANAGEMENT PROXY CIRCULAR

Notes:
1.	2005 and 2004 balances have been adjusted for the impact of the December 31, 2004 and February 17, 2006 stock splits, which collectively resulted in the outstanding number of Cameco common shares and DSUs increasing by a multiple of six.
2.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective Directors.
3.	The total value of Cameco common shares was calculated as follows: for 2005, based on $36.90, the year-end closing price of a Cameco common share on the TSX, as adjusted for the impact of the February 17, 2006 two-for-one stock split; and for 2004, based on $20.98, the year-end closing price of a Cameco common share on the TSX, as adjusted for the impact of the February 17, 2006 stock split.
4.	Mr. Dembroski also owns $50,000 of Cameco convertible debentures.

5.	Mr. Grandey, as an officer of Cameco, does not participate in the DSU plan for Directors.

6.	Mr. Zaleschuk also owns $50,000 of Cameco convertible debentures.
Report of the Human Resources and Compensation Committee on Executive Compensation
The Committee reviews and recommends to the Board all compensation policies and programs for Cameco executives (CEO, senior vice-presidents and vice-presidents) and actual compensation paid to Cameco executive officers (CEO and senior vice-presidents). Cameco has five senior vice-presidents and seven vice-presidents. As part of that mandate, the Committee ensures Cameco’s compensation policies and programs are aligned with Cameco’s strategic goals and business strategies, and that they serve to attract, retain and develop the very best people at a time of increasing global competition for talent in a resurging uranium industry. In 2004, Cameco’s executive compensation program was significantly modified. In 2005, the Committee reviewed the program and has recommended modest changes to it, which the Board has approved. The program is summarized below under Total Compensation Strategy.
The Committee members are James R. Curtiss (chair), George Dembroski, Oyvind Hushovd, J.W. George Ivany, Robert W. Peterson, and Victor J. Zaleschuk. The Board has adopted independence standards that derive from the Canadian Securities Administrators governance guidelines and the New York Stock Exchange corporate governance rules. Each member of the Committee is independent based upon those standards.
In fulfilling its mandate for 2005 executive compensation, the Committee:
•	assessed effectiveness of new compensation program model;
•	reviewed executive compensation competitiveness (including cash, performance share units (PSUs), stock options and pension arrangements) and the design of short and long-term term incentive arrangements and approved an overall compensation target level between the median and the 75th percentile of the compensation comparator group;
•	reviewed the target award levels, weighting of performance objectives, and individual and corporate performance measures under the Executive Short-Term Incentive Plan and approved changes to the target award levels for implementation in 2006;
•	approved amendments to executive employment contracts;
•	reviewed the annual performance of the CEO;
•	reviewed the annual performance assessments prepared by the CEO for senior vice-presidents;
•	reviewed and recommended compensation awards for the CEO and senior vice-presidents;
•	reviewed Cameco’s executive talent pool and succession plan;
•	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters; and
•	submitted its recommendations regarding these matters to the Board for approval.
The Committee engages the services of Mercer, as an independent consultant, to provide advice and counsel on executive compensation matters. The fees paid to Mercer for this activity were $83,322 for fiscal year 2005. In addition, in 2005, Mercer provided Cameco with advisory services on pension matters, earning fees of $35,323. The fees for these services have been reviewed by the Committee.
CAMECO MANAGEMENT PROXY CIRCULAR     16

Executive Compensation Philosophy
Cameco’s executive compensation philosophy is intended to:
•	attract, retain and motivate executives operating in a highly demanding and competitive business environment, including those executive officers whose compensation is set forth under the Summary Compensation Table (such officers are referred to as the Named Executive Officers);
•	link executive compensation to corporate performance and the creation of sustained shareholder value;
•	motivate executives to create sustained shareholder value by (1) rewarding successful achievement of corporate and individual performance objectives over both the short and long-term and (2) ensuring all executives have a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance; and
•	position overall executive compensation, including pension, between the median and the 75th percentile of the compensation comparator group.
Total Compensation Strategy
The following table summarizes each executive compensation element that applied in 2005:
2005 COMPENSATION ELEMENTS FOR EXECUTIVES

Compensation	Form	Applies to	Performance	Determination
Element			Period
Base Salary	Cash	All executives	One year	Based on market competitiveness. Salary based on individual performance and internal equity.
Short-Term Incentive	Cash	All executives	One year	Based on market competitiveness and internal equity. Actual award based upon corporate and individual performance.
Long-Term Incentive	PSUs	All executives	Three years, with vesting at the end of three years.	Based on market competitiveness. Actual award based on a combination of total shareholder return compared to a blended market index and the achievement of operational performance over the three year performance period. Payment is made in Cameco common shares purchased on the open market or cash at the Board’s discretion.
Long-Term Incentive	Stock Options	All executives	Eight years, with one-third vesting each year starting on the first anniversary of the grant date.	Based on market competitiveness and corporate performance. Awards granted annually based on individual performance from a pool approved annually by the Board. Final realized value based on appreciation in Cameco common share price.
Benefits	Group Life and Health Programs and Selected Perquisites	All executives	Ongoing	Based on market competitiveness.
Long-Term Incentive	Defined Contribution Plan/Group RRSP plus Supplemental Executive Pension Plan	All employees participate in the defined contribution plan except two executive officers who participate in a Defined Benefit Plan. The Supplemental Executive Pension Plan applies to all executives and certain officers of wholly owned subsidiaries.	Ongoing	Based on market competitiveness.
17     CAMECO MANAGEMENT PROXY CIRCULAR

Overall Compensation Mix
In keeping with Cameco’s philosophy to link executive compensation to corporate performance and motivate executives to create sustained shareholder value, Cameco has adopted an incentive structure that holds approximately 75% of compensation “at risk”. The “at risk” compensation includes both short-term and long-term incentives, at a respective weighting of approximately 15% to 85%. Long-term incentives are delivered in the form of PSUs and stock options, at a respective weighting of approximately 30% to 70%. The mix of the above percentages represents averages for the Named Executive Officers.
Compensation Comparator Group and Market Positioning
Cameco is a global nuclear energy company headquartered in Canada. In the past, Cameco primarily benchmarked the compensation of its executives against the Canadian mining industry. The investments of Cameco in nuclear power generation have reduced the relative impact of mining on Cameco’s overall business results and have highlighted the importance of executive talent that can effectively lead a complex, global capital-intensive business. As a result, for compensation positioning purposes, Cameco has established a comparator group of 16 North American capital-intensive companies drawn from the mining, electric/natural gas/utilities, forest products, chemicals and steel sectors.
Cameco’s compensation has been benchmarked to this compensation comparator group of companies. Cameco’s assets are comparable to the median of this compensation comparator group and Cameco significantly exceeds this group in market capitalization and three-year total shareholder return. Cameco benchmarks overall executive compensation between the median and the 75th percentile of this compensation comparator group.
Base Salary
Base salaries of executive officers are reviewed annually by the Committee, which makes recommendations to the Board. To the extent possible, comparisons are made with salaries for similar positions in the comparator group and on a job by job basis to other data as reported by independent national compensation surveys. Annual base salary changes are made by the Board giving consideration to pay competitiveness, the performance of the individual and internal equity. The comparator group was Cameco’s compensation comparator group described above. Cameco benchmarks base salaries at the median of this compensation comparator group. Base salaries of the Named Executive Officers for 2006 are disclosed after the Summary Compensation Table under the heading Supplemental Compensation Information-2006 Base Salary Increases.
Executive Short-Term Incentive Program
Cameco’s Executive Short-Term Incentive Program (STI) provides executives with the opportunity to earn annual cash incentives based on the achievement of pre-established corporate and individual performance objectives. Commencing in 2004, this program was redesigned to improve the transparency and alignment of the performance measures.
Under the program, a range of bonus opportunity is determined each year for each participant based on the competitiveness of the award opportunity and internal equity. STI target award levels and performance objective weightings are as follows:

Level	STI Target for 2005	Corporate Performance	Individual Performance	Performance Multiplier
	(% of base salary)	Weighting	Weighting
CEO	60%	80% (at discretion of Board)	20% (at discretion of Board)	0 to 200% of STI target
SVPs	40% or 45% (varies by role)	60%	40%	0 to 200% of STI target
VPs	25%	40%	60%	0 to 200% of STI target
CAMECO MANAGEMENT PROXY CIRCULAR     18

Corporate and individual performance measures are approved annually by the Board. The weighting and STI targets are also reviewed annually to ensure they are appropriate. Beginning in 2006, the STI target award levels will change as follows:

Level	STI Target for 2006	Corporate Performance	Individual Performance
	(% of base salary)	Weighting	Weighting	Performance Multiplier
CEO	80%	80% (at discretion of Board)	20% (at discretion of Board)	0 to 200% of STI target
SVPs	45% to 55% (varies by role)	60%	40%	0 to 200% of STI target
VPs	25%	40%	60%	0 to 200% of STI target
Corporate performance measures are as follows:

Measure	Weight
After Tax Net Income	40%
Cash Flow from Operations before Working Capital Changes	30%
Return on Average Capital	30%
Individual performance measures are approved each year by the Board on the recommendation of the Committee. The selection, weighting and assessment of performance measures are at the discretion of the Board; however, individual performance measures generally include key operating results, strategic change initiatives and leadership effectiveness. Based upon the Committee’s review and recommendations, the Board approves all individual awards proposed for the CEO and senior vice-presidents. Individual assessments and awards for vice-presidents are determined by the CEO.
Notwithstanding performance against corporate or individual performance measures, the Committee reviews Cameco’s performance against safety, health and environment goals and plans. The Board may reduce or eliminate STI awards if performance against these goals is not satisfactory. In determining the 2005 executive STI awards, the Board, on management’s recommendation, decided to reduce the awards by 10% as overall performance in 2005 against the goals did not meet expectations.
Long-Term Incentives
Cameco provides long-term incentive opportunities for executives and certain employees. The objective of these incentives is to align the interests of executives and certain employees more closely with that of shareholders by tying a portion of their future compensation to the future value of Cameco’s common shares. In making long-term incentive awards to individuals, the Committee does not take into account the number of outstanding options, the in-the-money value of outstanding options or the number of PSUs held by such individuals.
To award performance commencing in fiscal year 2004, an Executive Performance Share Unit Plan (PSU plan) was adopted to replace some of the incentive opportunities previously provided by grants of options under the Stock Option Plan. Cameco continues to provide market competitive long-term incentive opportunities. However, at least 30% of the expected value of this total opportunity is now provided in the form of PSUs, rather than options. The PSU plan reduces the dilutive impact of the long-term incentive by proportionally reducing the number of stock option grants needed to provide competitive compensation to executives. The PSU plan links value to both market and operational performance and enhances the retention features of the overall compensation arrangement. The PSU plan, coupled with the Stock Option Plan, provides long-term incentives that align executive compensation with returns realized by Cameco shareholders.
19     CAMECO MANAGEMENT PROXY CIRCULAR

Long-Term Incentive — PSU Plan
Cameco’s PSU plan is designed as a long-term incentive to motivate executives to:

•	create sustainable shareholder value on an absolute and relative basis over a three-year period;

•	consistently meet annual operating performance targets; and

•	continue to establish significant ownership of the corporation, thereby aligning the interests of executives with that of shareholders.
The mix of PSUs and stock options varies slightly by executive level. Overall, the mix of PSUs to stock options is estimated at 30% PSUs and 70% stock options for executives. The Committee evaluates the weighting of the PSUs to stock options annually. Adjustments to the weighting are recommended to the Board if deemed necessary. The Committee has concluded a transition will be made over time to a mix closer to 40% PSUs and 60% stock options for the executives. The Committee recognizes the trend among Canadian publicly traded corporations to reduce the emphasis on stock options in favour of some form of PSUs.
Each executive officer receives an annual grant of PSUs in an amount determined by the Board, based upon the recommendation of the Committee. The annual grant of PSUs for vice-presidents is determined by the CEO. This grant of PSUs by the CEO is from a pool of PSUs recommended by the Committee and approved by the Board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest.
Vesting of PSUs at the end of the three-year period will be based on three criteria:
1.	Total shareholder return (appreciation in share price plus dividends paid) over the three years (TSR) relative to a blended market index (Metals and Mining, Utilities and Gold). The relative weighting of this index measure may vary and is intended to approximate the relative mix of these industries in Cameco. If performance against this index is comparable, no adjustment to the initial grant of PSUs is made. If performance is less than comparable, the initial PSU grant is reduced by 50%.
2.	Once the relative TSR measure has been determined, the final number of PSUs that vest will depend on Cameco’s ability to meet its annual cash flow from operations (before working capital changes) targets. If Cameco’s performance over the three years falls within 95% to 105% of the target, 100% of the PSUs will be available for vesting. If Cameco’s performance over the three years is less than 95% of the target or more than 105% of the target, the number of PSUs which vest may be decreased or increased at the discretion of the Board. Performance below a minimum threshold (less than 80% of target) will result in no PSUs vesting. The maximum number of PSUs which may vest for outstanding performance is 150% of target; however, this may be increased to 200% for truly exceptional performance at the discretion of the Board. The percentage of PSUs available for vesting pursuant to the relative measure described in paragraph 1 (100% or 50%) is then multiplied by the percentage of PSUs available for vesting pursuant to the absolute measure described in this paragraph 2 (0% to 200%) to arrive at the percentage of the initial PSU grant (to a maximum of 200%) which will vest subject to paragraph 3.
3.	Whether the participating executive remains employed by Cameco at the end of the three-year vesting period.
To award performance for the 2004 fiscal year, a grant of PSUs was made to the Named Executive Officers on March 4, 2005. Information pertaining to this grant is disclosed in the Summary Compensation Table under heading Shares or Units Subject to Resale Restrictions.
The award of PSUs to the Named Executive Officers for their 2005 performance is disclosed after the Summary Compensation Table under the heading Supplemental Compensation Information — 2006 Executive Stock Option and PSU Grants to Award 2005 Performance.
CAMECO MANAGEMENT PROXY CIRCULAR     20

Long-Term Incentive — Stock Option Plan
Cameco’s Stock Option Plan provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation which is tied to the market value of Cameco common shares. The Committee believes that granting of stock options is an effective way to support the achievement of Cameco’s performance objectives, ensure executive and employee commitment to the longer term interests of Cameco and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of Cameco and its subsidiaries.
To award their performance for the 2004 fiscal year, under the Stock Option Plan, in March 2005, stock options were awarded to 450 participants, which included the Named Executive Officers. Stock option grants for executives were reduced commencing with fiscal year 2004 so that the overall long-term incentive grants are provided approximately 30% in PSUs and 70% in stock options. The overall stock option pool for executive officers and other employees was determined based on a review of competitive practice on a job by job basis, internal equity, and corporate and individual performance. The Committee recommended to the Board the option awards for the CEO and executive officers and the total number of options to be granted under the plan. Stock options granted to employees below the executive officer level were allocated by the CEO from the pool approved by the Board within established ranges depending upon the employee’s level in the organization and the employee’s performance. The overall distribution did not exceed the option pool approved by the Board. The stock option awards to the Named Executive Officers for their performance in 2004 are disclosed in the Summary Compensation Table.
To award their performance for the 2005 fiscal year, under the Stock Option Plan, in March 2006, stock options were approved for award to Cameco employees, including the Named Executive Officers. Generally, the same approval process was followed to award stock options for performance in the 2005 fiscal year as was followed for the 2004 fiscal year. The stock options awards to the Named Executive Officers for their performance in 2005 are disclosed after the Summary Compensation Table under the heading Supplemental Compensation Information — 2006 Executive Stock Option and PSU Grants to Award 2005 Performance.
On January 1, 2001, Cameco established its Non-North American Stock Option Plan (Phantom Plan) for eligible employees of Cameco’s non-North American subsidiaries. Since that time, these employees have not been granted options under Cameco’s Stock Option Plan. This plan has the same features and objectives as Cameco’s Stock Option Plan, except that rights to cash payments are granted in lieu of rights to receive Cameco common shares. Participants may receive, on the exercise date of the phantom stock option, a cash bonus equal to the difference between the market price of a Cameco common share on the exercise date and the exercise price of the phantom stock option. The Phantom Plan allows non-North American employees to participate in Cameco’s growth and profitability and promotes a greater alignment of interests between these employees and shareholders.
Cameco enhanced its disclosure of stock option costs by commencing to expense stock options in its financial statements for options granted under the Stock Option Plan after December 31, 2002.
Please refer to Stock Option Plan for more information on Cameco’s Stock Option Plan.
Long-Term Incentive — Pension Plan
The Committee believes pensions are an integral part of total compensation and a critical tool for the cost effective attraction and retention of talented employees, including executives. The executives participate in a registered base plan and a supplemental plan. The registered base plan for all but two executives is a Defined Contribution Plan. The registered base plan for two executives is a Defined Benefit Plan. The Supplemental Executive Pension Plan is a non-contributory supplemental defined benefit plan. This supplemental plan is designed to attract and retain talented executives over the longer term and to offset the strict limits under the Income Tax Act (Canada) pertaining to registered pension plans in order to provide a retirement income for executives commensurate with their salary. Please refer to Pension Plans for more information on these pension plans.
21     CAMECO MANAGEMENT PROXY CIRCULAR

Executive Share Ownership Guidelines
Cameco has adopted guidelines for executives that set out the expected levels of Cameco common shares to be held by executives appropriate to the individual’s compensation and position. The Committee believes that it is important to align the interests of Cameco executives with those of its shareholders, and this can be achieved, in part, by encouraging executives to have significant personal holdings of Cameco common shares. The current common share ownership guidelines are:

	CEO	SVPs	VPs
Share Ownership Guideline	4.0 times base salary	2.0 times base salary	1.0 times base salary
The chief executive officer, Mr. Grandey, one senior vice-president, Mr. Chad, and four vice-presidents, currently have Cameco common share ownership in excess of these guidelines. The following table shows the number and value of Cameco common shares held by Cameco senior officers as of March 10, 2006. The closing value of a Cameco common share on the TSX was $39.67 on March 10, 2006.

Name	Number of	Mar 10, 2006
	Common	Common Share
	Shares	($) Value
Gerald W. Grandey	246,000	9,758,820
O. Kim Goheen	18,006	714,298
Terry V. Rogers	5,000	198,350
George B. Assie	14,000	555,380
Gary M.S. Chad	37,596	1,491,433
Rita M. Mirwald	5,000	198,350
As a transition measure, executives are expected to meet these Cameco common share ownership guidelines by January 1, 2010 and newly hired and promoted executives within five years of appointment.
2005 Corporate Performance and Chief Executive Officer Compensation
The Committee annually reviews the performance and the salary of the chief executive officer and makes its recommendations to the Board. The review includes a review of overall corporate performance and total compensation (including salary, bonus, long-term incentives, pension and benefits) for similar positions in the compensation comparator group adopted by the Committee for Cameco. The corporation’s financial and operational performance, strategies employed to secure future gains for the corporation’s shareholders, and overall leadership are other performance measures used by the Committee. This review is the basis upon which the chief executive officer’s compensation is determined.
Overview of 2005 Corporate Performance
For the second consecutive year, Cameco in 2005 reported the strongest financial results in its history. This was accomplished during a year when the corporation was pursuing the construction of two new low-cost uranium mines, was significantly expanding its investment in international uranium exploration and was actively advancing its objective to be a dominant nuclear energy company.
Cameco’s success depends in part on providing a “safe, healthy and rewarding workplace”. The corporation’s safety record was on par with the previous year and better than that recorded by others in similar industries. With respect to the environment, while there were no significant spills, performance failed to meet corporate targets. For this reason, on management’s recommendation, the Board applied a 10% reduction to the annual cash bonuses of the entire executive group. The corporation is determined to improve its performance in the coming year.
CAMECO MANAGEMENT PROXY CIRCULAR     22

With respect to delivering a “rewarding workplace”, the Committee believes that progress was made in 2005 against ambitious targets related to culture change and leadership growth. Among the highlights were the delivery of a leadership development program to key members of management, the continuing implementation of a number of corporate-wide initiatives intended to improve Cameco’s management system, including a phased conversion to a new enterprise-wide, information system, and a concerted corporate focus on compliance with Sarbanes-Oxley Act (United States) requirements.
In the uranium production business, Cameco largely met its uranium oxide (U3O8) production targets, exceeded its refining (UO3) objective but, despite the vigorous efforts of many dedicated employees, Cameco’s uranium hexafluoride (UF6) production fell short of target by about 17%. This shortfall was due to problems with fluorine generation compounded by unusually warm temperatures during plant restart in the summer of 2005.
Cameco also enjoyed annual sales volumes slightly above target with future contracting exceeding expectations by a wide margin in response to very strong market demand. Average spot market prices for uranium and conversion increased significantly throughout 2005 from $20.60(US) to $36.38(US) per pound U3O8 and from $9.00(US) to $11.50(US) per kgU of UF6 respectively. These improvements have begun to impact the prices Cameco realizes for its core products.
In addition to achieving the operational and marketing targets as noted above, the Committee notes that Cameco also negotiated a number of key arrangements that, taken together, illustrate the corporation’s commitment to the vision to be a dominant nuclear energy company. These arrangements include the 10-year agreement with Springfields to provide Cameco with conversion services. This has resulted in increased demand for UO3 from Cameco’s Blind River facility. In addition, in 2005, Cameco announced the agreement to acquire Zircatec Precision Industries, Inc., a Canadian nuclear fuel fabricator, thus filling in a part of the uranium fuel production cycle that had not been in Cameco’s portfolio. Other decisions included the sale of the corporation’s shareholdings in Energy Resources of Australia, Ltd., a passive investment not in keeping with the long-term goal of active participation in equity investments.
After consideration of risk/return factors, decisions were also made to not pursue participation in a US based nuclear generating opportunity and, for similar reasons, Cameco also declined to participate in the refurbishment of the A units at the Bruce nuclear power plant in Ontario. However, the corporation successfully negotiated a restructuring of the Bruce partnership, resulting in continued participation by Cameco in Bruce B generation.
Cameco also withdrew a proposal to produce slightly enriched uranium at the Port Hope conversion facility due to approval process delays and cost considerations. These approval process delays were partially due to a community consultation program that should have been more proactive and contributed to the emergence of a local group opposed to the project. In light of the accumulated delays, the corporation decided to source the product in the US with the fuel fabrication to be done in Canada at Cameco’s Zircatec facility.
The Committee and the Board provide oversight and encouragement to management to remain focused on delivering to Cameco’s shareholders solid financial returns. In 2005, the corporation’s share price was up 76% on the TSX and 81% on the NYSE. This exceeds the performance of the TSX’s energy index, which was up 60%. The corporation comfortably met the target of being in the top 25% of its investment peer group for a rolling three-year period. This performance translated into an increase in market capitalization to nearly $13 billion by year-end, up from about $7 billion in 2004, $4 billion in 2003 and $2 billion in 2002.
The Committee and the Board share management’s confidence in Cameco’s ability to deliver this growth pattern and that confidence is reflected in the Board’s decision to split the stock on a two-for-one basis in February 2006. In addition, the annual dividend was increased 33% from $0.24 per common share to $0.32 ($0.16 post-split) beginning in 2006.
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2005 Chief Executive Officer Compensation
In addition to delivering outstanding shareholder returns as noted above, the Committee concluded from its review of Mr. Grandey’s performance that Cameco exceeded or met all of the critical strategic objectives and most of the key operational objectives for the corporation in 2005 and that Mr. Grandey led Cameco exceptionally well during the year.
The corporation’s objectives in 2005 focused on four broad measures of success, which are a safe, healthy and rewarding workplace, a clean environment, supportive communities where Cameco operates and solid financial performance.
Within each of these categories, the corporation worked toward a number of specific goals, all of which were reviewed and assessed by the Committee and by the Board. These goals represent the performance targets for Cameco’s chief executive officer and outline the operational, strategic and leadership expectations of the Board.
The assessment of the Committee is that Mr. Grandey’s performance was outstanding in 2005. Based upon the assessment of the Committee and its subsequent recommendations, the Board has awarded him short and long-term incentives consisting of a cash bonus of $600,000 compared to $650,000 in 2004. The reduction is due to slightly less successful operating results combined with the deduction for environmental performance described earlier. In addition, Mr. Grandey received a long-term incentive consisting of 210,000 options in March 2005, in recognition of Cameco’s outstanding performance in 2004. In accordance with the long-term incentive program, Mr. Grandey also received 90,000 PSUs in March 2005 for outstanding corporate performance. At this level of incentive, Mr. Grandey is at the 75th percentile for Cameco’s compensation comparator group.
With respect to base salary, Mr. Grandey was awarded a 4% increase to raise his base pay to $771,300 in 2005. At this level of base salary, Mr. Grandey remains below the median for the comparator group. The Committee prefers to weight Mr. Grandey’s compensation toward the long-term incentives so that more of the compensation package is put at risk. Mr. Grandey will only realize full value of the incentives when the shareholders also enjoy higher returns.
Summary
The Committee is satisfied that Cameco’s current executive compensation policies and programs and levels of compensation are aligned with Cameco’s performance and reflect competitive market practices. The Committee is confident that these policies and programs will allow Cameco to attract, retain and motivate talented executives. The Committee will continue to assess the competitiveness and effectiveness of Cameco’s approach to executive compensation. Adjustments will be made as necessary to ensure that the program delivers additional shareholder value. The chair of the Committee will be available to answer questions relating to Cameco’s executive compensation policies and programs at the May 4, 2006 shareholders’ meeting.
Presented by the Committee:
James R. Curtiss, chair
George Dembroski
Oyvind Hushovd
J.W. George Ivany
Robert W. Peterson
Victor J. Zaleschuk
CAMECO MANAGEMENT PROXY CIRCULAR     24

Performance Graph1
The following performance graph shows the cumulative return over the five-year period ended December 31, 2005 for Cameco’s common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index.
The table below the graph shows what a $100 investment in the above index and Cameco common shares respectively made at the end of 2000 would be worth at the end of the five-year period following the initial investment.

	2000	2001	2002	2003	2004	2005
Cameco	100	153	147	297	505	892
S&P/TSX Composite [1]	100	87	93	97	111	138

Note:

1.	The TSX 300 Index was replaced by the S&P/TSX Composite Index May 1, 2002. The historical values of the TSX 300 Index and the S&P/TSX Composite Index are identical for the period in question (2000 to 2005).
Executive Compensation
Summary Compensation Table
The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the chief executive officer, the chief financial officer, and the three other most highly compensated executive officers of the corporation (Named Executive Officers) during the fiscal years 2005, 2004 and 2003.
25       CAMECO MANAGEMENT PROXY CIRCULAR

SUMMARY COMPENSATION TABLE

		Annual Compensation				Long-Term Compensation
						Awards
						Cameco
						Securities
					Other Annual	Under Options/	Shares or Units	All Other
Name and		Salary		Bonus	Compensation	SARs Granted	Subject to Resale	Compensation
Principal Position	Year	($)		($) [1]	($) [2]	(#) [3]	Restrictions($)[4]	($)
Gerald W. Grandey	2005	771,300		600,000	6,449	210,000	2,433,600	—
President and CEO	2004	741,600		650,000	8,050	186,000	—	—
	2003	720,000		430,000	14,196	744,000	—	608,101	[5]
O. Kim Goheen	2005	400,000		234,000	2,000	90,000	340,704	18,000	[7]
Senior Vice-	2004	145,833	[6]	186,200	2,005	90,000	—	16,500	[8]
President and CFO
Terry V. Rogers	2005	482,000		253,300	—	108,000	454,272	18,000	[9]
Senior Vice-	2004	463,500		286,000	—	126,000	—	16,500	[10]
President and Chief	2003	457,510	[11]	260,000	—	54,000	—	332,204	[12]
Operating Officer
George B. Assie	2005	482,000		324,000	—	126,000	486,720	18,000	[13]
Senior Vice-	2004	463,500		310,000	432	126,000	—	16,500	[14]
President Marketing	2003	450,000		290,000	1,151	90,000	—	52,000	[15]
and Business Development
Gary M.S. Chad	2005	375,000		173,700	771	90,000	227,136	—
Sr. V. P. Governance	2004	290,000		160,100	957	126,000	—	—
Legal and Regulatory	2003	280,000		130,000	1,525	126,000	—	—
Affairs & Corporate Secretary

Notes:

1.	Amounts shown were earned in relation to the fiscal year indicated, and paid in the subsequent year. Bonuses for 2005 were subject to a 10% safety, health and environment reduction in accordance with the short-term incentive plan.

2.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and as a result are not included in the amounts shown under applicable securities law requirements. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to Named Executive Officers under the Stock Option Plan to purchase Cameco shares; and, for Mr. Grandey, in addition for 2003, 2004 and 2005, for a loan, and for Mr. Goheen, for a housing loan in 2004 and 2005.

3.	The amounts shown were awarded in the fiscal year indicated to award performance for the prior fiscal year and have been adjusted for the effect of the December 31, 2004 and February 17, 2006 Cameco stock splits.

4.	Amounts shown for fiscal year 2005 for the Named Executive Officers represent awards made under Cameco’s PSU plan awarded at $27.04 (adjusted for the February 17, 2006 stock split). Aggregate holdings of PSUs under this program as of December 31, 2005 and their value, based upon year-end share price of $36.90 (adjusted for the February 17, 2006 stock split) are as follows: Mr. Grandey 90,000 PSUs with a value of $3,321,000, Mr. Goheen 12,600 PSUs with a value of $464,940, Mr. Rogers 16,800 PSUs with a value of $619,920, Mr. Assie 18,000 PSUs with a value of $664,200, and Mr. Chad 8,400 PSUs with a value of $309,960.

5.	The corporation agreed to provide to Mr. Grandey annually beginning in 1998 an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well, the corporation also committed to provide to Mr. Grandey commencing in 1998 a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Pursuant to this agreement, a tax equalization payment of $9,862 and a currency protection allowance of $98,239 were paid to Mr. Grandey in 2003. These were the final payments under this agreement, which payments pertain to the year 2002. Mr. Grandey was awarded a signing bonus of $500,000 related to his January 1, 2003 appointment as chief executive officer of Cameco.

6.	Mr. Goheen was appointed to the position of senior vice-president and CFO on August 1, 2004. This salary amount represents $350,000 annual salary pro-rated for Mr. Goheen’s five months as senior vice-president and CFO. Before August 1, 2004, David M. Petroff was Cameco’s CFO. Mr. Petroff transferred from Cameco to Centerra Gold Inc. during 2004. Disclosure of Mr. Petroff’s 2003 and 2004 compensation as Cameco’s CFO is contained in Cameco’s management proxy circular for its May 5, 2005 annual shareholders’ meeting. Disclosure of Mr. Petroff’s 2004 compensation from Centerra in respect of his services as CFO of Centerra is contained in the information circular of Centerra for its May 10, 2005 annual shareholders’ meeting. Both documents have been filed on SEDAR at www.sedar.com and are also available free of charge from the Corporate Secretary of Cameco on request.

7.	This amount represents pension contributions of $18,000 paid on behalf of Mr. Goheen in 2005.

8.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Goheen in 2004.

9.	This amount represents pension contribution of $18,000 paid on behalf of Mr. Rogers in 2005.

10.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Rogers in 2004.

11.	This represents $450,000 annual salary pro-rated for Mr. Rogers’s 11 months as senior vice-president and chief operating officer and one month of service with Kumtor Operating Company at an annual salary of $350,000 (US).

12.	This amount represents a signing bonus of $153,090, the balance of a Kumtor performance bonus of $152,150, a vacation payment of $12,464, and pension contributions of $14,500 paid on behalf of Mr. Rogers in 2003.

13.	This amount represents pension contributions of $18,000 paid on behalf of Mr. Assie in 2005.

14.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Assie in 2004.

15.	This amount represents pension contributions of $14,500 paid on behalf of Mr. Assie in 2004 and a relocation allowance of $37,500.
CAMECO MANAGEMENT PROXY CIRCULAR       26

Supplemental Compensation Information
In order to provide information that may be of interest to shareholders and describe in more detail executive compensation for 2005 performance, additional compensation disclosure is provided in the following tables. Under the heading Total Compensation Disclosure, the total direct compensation for the Named Executive Officers for the last three fiscal years is provided. Under the heading 2006 Base Salary Increases, the base salaries of the Named Executive Officers for 2006 are disclosed. Under the heading 2006 Executive Stock Option and PSU Grants to Award 2005 Performance, the stock option and PSU grants made on March 10, 2006 to award the performance of Named Executive Officers for 2005 are disclosed. This information is in addition to that required to be disclosed in this circular under applicable securities law requirements.
Total Compensation Disclosure
The following tables show the direct compensation, as determined by the Committee, for the Named Executive Officers for the last three calendar years (2005, 2004 and 2003).
In establishing direct compensation levels for the Named Executive Officers, Cameco defines total direct compensation as the aggregate compensation of base salary, annual incentive and performance-based equity incentives (e.g. option grants and PSUs).
Cameco views the annual value of the pension benefit, while not paid or awarded on an annual basis, as a component of the overall compensation program. Information on the annual pension service cost is set forth in the table below. Information on the accrued liability and annual pension available at retirement for the Named Executive Offers is disclosed in a table under the heading Pension Plans — Executive Pension Value Disclosure.

Gerald W. Grandey		Year
President and Chief Executive Officer	2005	2004	2003
	($)	($)	($)
Annualized base salary	771,300	741,000	720,000
Performance-based compensation
Cash bonus	600,000	650,000	430,000
Performance Share Units (PSUs) [1]	2,433,600	—	—
Stock Options [2]	2,558,325	858,204	1,293,360
Total performance-based compensation	5,591,925	1,508,204	1,723,360
Total direct compensation	6,363,225	2,249,204	2,443,360

Other annual compensation [3]	20,844	30,767	19,469
Annual pension service cost [4]	221,600	180,800	170,000

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. For the award made in March 2005 for fiscal 2004 performance, this represents 90,000 PSUs at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split). No PSUs were granted in 2003 and 2004.

2.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in March 2005 is valued using the Black-Scholes option-pricing model to determine a value of approximately $12.18 per option. Key assumptions used in this model were: dividend yield 0.44%, volatility 34.4%, risk-free rate of 4.2%, and an eight-year life. The comparable values per option were $4.61 in 2004 and $1.74 in 2003. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents the employer contribution to prerequisites and, for 2003 and 2004, the compensation described in note 2 to the Summary Compensation Table.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.
27       CAMECO MANAGEMENT PROXY CIRCULAR

O. Kim Goheen	Year
Senior Vice-President and CFO	2005	2004	2003
	($)	($)	($)
Annualized base salary [1]	400,000	145,833	—
Performance-based compensation
Cash bonus	234,000	186,200	—
Performance Share Units (PSUs) [2]	340,704	—	—
Stock Options [3]	1,096,425	415,260	—
Total performance-based compensation	1,671,129	601,460	—
Total direct compensation	2,071,129	747,293	—

Other annual compensation [4]	33,046	28,086	—
Annual pension service cost [5]	105,700	31,300	—

Notes:

1.	Base salary for 2004 has been pro-rated to reflect five months as CFO commencing August 1, 2004.

2.	This item represents the portion of total direct compensation that was granted as PSUs. For the award made in March 2005 for fiscal 2004 performance, this represents 12,600 PSUs at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split). No PSUs were granted in 2003 and 2004.

3.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in March 2005 is valued using the Black-Scholes option-pricing model to determine a value of approximately $12.18 per option. Key assumptions used in this model were: dividend yield 0.44%, volatility 34.4%, risk-free rate of 4.2%, and an eight-year life. The comparable value per option was $4.61 in 2004. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

4.	This represents the employer contribution under the defined contribution pension plan and prerequisites and, for 2004, the compensation described in note 2 to the Summary Compensation Table.

5.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

Terry Rogers	Year
Senior Vice-President and COO	2005	2004	2003
	($)	($)	($)
Annualized base salary	482,000	463,500	457,510
Performance-based compensation
Cash bonus	253,300	286,000	260,000
Performance Share Units (PSUs) [1]	454,272	—	—
Stock Options [2]	1,315,710	581,364	91,260
Total performance-based compensation	2,023,282	867,364	351,260
Total direct compensation	2,505,282	1,330,864	808,770

Other annual compensation [3]	35,542	35,297	21,413
Annual pension service cost [4]	152,900	112,700	106,200

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. For the award made in March 2005 for fiscal 2004 performance, this represents 16,800 PSUs at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split). No PSUs were granted in 2003 and 2004.

2.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in March 2005 is valued using the Black-Scholes option-pricing model to determine a value of approximately $12.18 per option. Key assumptions used in this model were: dividend yield 0.44%, volatility 34.4%, risk-free rate of 4.2%, and an eight-year life. The comparable values per option were $4.61 in 2004 and $1.69 in 2003. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents the employer contribution under the defined contribution pension plan and prerequisites.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.
CAMECO MANAGEMENT PROXY CIRCULAR       28

George Assie	Year
Senior Vice-President, Marketing and	2005	2004	2003
Business Development	($)	($)	($)
Annualized base salary	482,000	463,500	450,000
Performance-based compensation
Cash bonus	324,000	310,000	290,000
Performance Share Units (PSUs) [1]	486,720	—	—
Stock Options [2]	1,534,995	581,364	152,100
Total performance-based compensation	2,345,715	891,364	442,100
Total direct compensation	2,827,715	1,354,864	892,100

Other annual compensation [3]	30,933	28,599	23,180
Annual pension service cost [4]	109,700	78,200	74,000

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. For the award made in March 2005 for fiscal 2004 performance, this represents 18,000 PSUs at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split). No PSUs were granted in 2003 and 2004.

2.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in March 2005 is valued using the Black-Scholes option-pricing model to determine a value of approximately $12.18 per option. Key assumptions used in this model were: dividend yield 0.44%, volatility 34.4%, risk-free rate of 4.2%, and an eight-year life. The comparable values per option were $4.61 in 2004 and $1.69 in 2003. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents the employer contribution under the defined contribution pension plan and prerequisites.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.

Gary M.S. Chad	Year
Senior Vice-President, Governance, Legal and	2005	2004	2003
Regulatory Affairs and Corporate	($)	($)	($)
Annualized base salary	375,000	290,000	280,000
Performance-based compensation
Cash bonus	173,700	160,100	130,000
Performance Share Units (PSUs) [1]	201,936	—	—
Stock Options [2]	1,096,425	581,364	212,940
Total performance-based compensation	1,472,061	754,522	342,940
Total direct compensation	1,887,061	1,031,464	622,940

Other annual compensation [3]	16,016	18,967	13,132
Annual pension service cost [4]	118,500	88,800	67,800

Notes:

1.	This item represents the portion of total direct compensation that was granted as PSUs. For the award made in March 2005 for fiscal 2004 performance, this represents 8,400 PSUs at a grant price of $27.04 (as adjusted for the February 17, 2006 stock split). No PSUs were granted in 2003 and 2004.

2.	This item represents the portion of total direct compensation that was granted as stock option awards. For compensation purposes, the award made in March 2005 is valued using the Black-Scholes option-pricing model to determine a value of approximately $12.18 per option. Key assumptions used in this model were: dividend yield 0.44%, volatility 34.4%, risk-free rate of 4.2%, and an eight-year life. The comparable values per option were $4.61 in 2004 and $1.69 in 2003. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

3.	This represents the employer contribution to prerequisites.

4.	Annual pension service cost is the value of the projected pension earned for the year of service credited for the specific fiscal year.
2006 Base Salary Increases
After reviewing information provided by Mercer and, to the extent possible, salaries for similar positions in Cameco’s compensation comparator group, the Board concluded adjustments were required. The Board is adjusting 2006 salaries for the Named Executive Officers as follows: Mr. Grandey’s salary is increasing by 4.5% to $806,000, Mr. Goheen’s salary is increasing by 4.5% to $418,000, Mr. Rogers’s salary is increasing by 4.5% to $503,700, Mr. Assie’s salary is increasing by 4.5% to $503,700, and Mr. Chad’s salary is increasing by 4.5% to $391,900. The Board generally targets the median of the compensation comparator group in setting base salaries. Mr. Grandey’s 2006 salary is below the median of the compensation comparator group and Messrs. Goheen, Rogers, Assie, and Chad’s 2006 salaries are at or slightly above the median of the compensation comparator group.
29       CAMECO MANAGEMENT PROXY CIRCULAR

2006 Executive Stock Option and PSU Grants to Award 2005 Performance
The following table provides details on the stock option grants and PSU grants on March 10, 2006 to the Named Executive Officers to award their performance for the 2005 fiscal year. The awards were made to recognize outstanding corporate performance in 2005 but were reduced in number in recognition of increasing “expected value” of Cameco stock options and PSUs in recognition of the increasing Cameco share price.

	Securities	Securities					Performance or
	Under	Under				Performance	Other Period
	Options	Options	Exercise		Performance	Share Units	until
	Granted	Granted	Price ($/	Expiration	Share Units	Granted	Maturation
Name	(#)	($ value) [1]	security[2]	Date	Granted	($ value) [3]	or Payout
Gerald W. Grandey	86,000	1,615,940	41.00	March 10, 2014	18,000	706,680	March 10, 2009
O. Kim Goheen	46,000	864,340	41.00	March 10, 2014	9,000	353,340	March 10, 2009
Terry V. Rogers	50,000	939,500	41.00	March 10, 2014	10,000	392,600	March 10, 2009
George B. Assie	54,000	1,014,660	41.00	March 10, 2014	10,000	392,600	March 10, 2009
Gary M.S. Chad	40,000	751,600	41.00	March 10, 2014	7,600	298,376	March 10, 2009

Notes:

1.	The stock option awards made on March 10, 2006 are valued using the Black-Scholes option-pricing model to determine a value of approximately $18.79 per option. Key assumptions used in this model were: dividend yield 0.39%, volatility 35%, risk-free rate of 4.2%, and an eight-year life. This approach may not be identical to that used by other companies and is sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies.

2.	The stock option exercise price of $41.00 was determined based upon the volume weighted average trading price on the TSX of Cameco common shares for five trading days immediately preceding the day of grant.

3.	The amounts shown represents the product of the number of PSUs granted to each Named Executive Officer and the PSU award price of $39.26, the closing price on the TSX of Cameco common shares on the day immediately preceding the grant.
Stock Options
The following table sets forth the options granted under Cameco’s Stock Option Plan to each of the Named Executive Officers during the fiscal year ended December 31, 2005. All of the options granted had an exercise price equal to the closing price on the TSX of common shares of Cameco on the date immediately preceding the grant (Commencing in 2006, the exercise price is based upon the volume weighted average trading price on the TSX of Cameco common shares for the five trading days immediately preceding the grant.) The information in the table has been adjusted for the February 17, 2006 stock split:
CAMECO OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2005

	Securities	% of total Options		Market Value of Securities
	Under Options	Granted to Employees	Exercise Price	Underlying Options on the	Expiration
Name	Granted	(#) in 2005	($/security)	Date of Grant ($/security)	Date[1]
Gerald W. Grandey	210,000	8.5%	27.04	27.04	Mar. 2, 2013
O. Kim Goheen	90,000	3.7%	27.04	27.04	Mar. 2, 2013
Terry V. Rogers	108,000	4.5%	27.04	27.04	Mar. 2, 2013
George B. Assie	126,000	5.1%	27.04	27.04	Mar. 2, 2013
Gary M.S. Chad	90,000	3.7%	27.04	27.04	Mar. 2, 2013

Note:

1.	Stock options expire eight years after the date of grant, other than stock options granted prior to 1999, which expire 10 years after the date of grant.
CAMECO MANAGEMENT PROXY CIRCULAR       30

The following table shows for each Named Executive Officer:
•	the number of common shares acquired through stock options during the fiscal year ended December 31, 2005;

•	the aggregate value realized upon exercise before tax;

•	the number of unexercised options held under Cameco’s Stock Option Plan as at December 31, 2005; and

•	the value of unexercised options held under Cameco’s Stock Option Plan as at December 31, 2005.
The information in the following table has been adjusted to reflect the effect of the February 17, 2006 stock split.
AGGREGATE OPTION/SARS EXERCISES IN 2005 AND 2005 YEAR-END OPTION VALUES

					Net Value of Unexercised In-The
		Aggregate	Unexercised Options/SARS		Money Options/SARS Before Tax
	Securities	Value Realized	at December 31, 2005		at December 31, 2005 [4]
	Acquired on	upon Exercise	(#)		($)
Name	Exercise (#)	Before Tax ($)[3]	Exercisable	Unexercisable	Exercisable	Unexercisable

Gerald W. Grandey	492,000	12,756,231	445,998	742,002	13,494,744	17,863,089

O. Kim Goheen	126,000	2,553,346	36,000	174,000	981,066	3,149,781

Terry V. Rogers	18,000 [1]	347,733	—	—	—	—
	36,000 [2]	915,898	42,000	210,000	1,108,023	3,838,656

George B. Assie	132,000	2,613,394	—	240,000	—	4,388,226

Gary M.S. Chad	126,000	2,330,920	—	216,000	—	4,405,626

Notes:

1.	Amounts in this row throughout this table relate to phantom stock option awards granted to Mr. Rogers under Cameco’s Phantom Plan when he was President of Kumtor Operating Company. All phantom stock options held by Mr. Rogers have now been exercised.

2.	Amounts in this row throughout this table relate to Mr. Rogers’ participation in Cameco’s Stock Option Plan.

3.	Aggregate Value Realized Upon Exercise Before Tax is the difference between the fair market value of Cameco common shares on the exercise date and the exercise price of the option.

4.	Net Value of Unexercised In-The-Money Options/SARS Before Tax at December 31, 2005 is equal to the product of the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2005, which was $36.90 per share (as adjusted for the February 17, 2006 stock split), and the number of unexercised options held by each Named Executive Officer at December 31, 2005.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table shows as at December 31, 2005 compensation plans under which equity securities are authorized for issuance from treasury adjusted to reflect the effect of the February 17, 2006 stock split.

Number of Securities Remaining
	Number of Securities to	Weighted Average	Available for Future Issuance
	be Issued upon Exercise	Exercise Price of	under Equity Compensation Plans
	of Outstanding Options,	Outstanding Options,	(Excluding Securities Reflected in
	Warrants and Rights	Warrants and Rights	Column (a))
Plan Category	(a)1	(b)	(c)2

Equity compensation plans approved by security holders	8,844,770	$13.29	3,002,614

Equity compensation plans not approved by security holders	—	—	—

Total	8,844,770	$13.29	3,002,614

Notes:

1.	Out of the 8,844,770 options outstanding at December 31, 2005, 2,859,318 were exercisable and 5,985,452 were not exercisable. Upon exercise of existing reload options, additional options for 121,600 common shares would be granted. These are included as a component of options which are not exercisable. Reload options ceased being granted after 1998.

2.	The aggregate number of common shares that may be issued pursuant to Cameco’s Stock Option Plan and other compensation arrangements may not exceed 31,460,418. As of December 31, 2005, there were 3,002,614 stock options remaining available for issuance under the plan and other compensation arrangements.
31     CAMECO MANAGEMENT PROXY CIRCULAR

Stock Option Plan
Options may be granted under Cameco’s Stock Option Plan to such employees (including executive officers) of Cameco and its subsidiaries as the Board may from time to time determine. Commencing in 2003, Directors ceased to be eligible for grants of stock options under the plan. The last stock option award made to Directors was for their 2002 performance. There are no restrictions on the number of options that may be granted to any one participant or to insiders under the plan. The plan does not include stock appreciation rights.
A maximum of 31,460,418 of Cameco’s common shares, representing 9.0% of Cameco’s common shares issued and outstanding as of December 31, 2005, may be issued under the plan and pursuant to any other compensation arrangement. As at December 31, 2005, there were 8,844,770 common shares, representing 2.5% of Cameco’s issued and outstanding common shares, to be issued upon the exercise of outstanding options under the plan, and 3,002,614 common shares, representing 0.9% of Cameco’s issued and outstanding common shares, remaining available for issuance under the plan.
Under Cameco’s Stock Option Plan, options granted have a term of eight years and vest at the rate of one-third per year, commencing on the anniversary of the date of the grant. Options granted before 1999 expire 10 years after the date of the grant. Prior to 1999, loans were granted under the plan in connection with the exercise of certain options. No such loans may be granted commencing in 1999. The exercise price of an option under the plan is fixed by the Board at the time of grant, but may not be lower than the volume weighted average trading price of Cameco’s common shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of common shares traded for such period). The options are non-assignable.
Under the plan, if a participant’s employment ceases by reason of disability, death or retirement, all unexercised options will continue to vest for three years following the participant’s termination date and all vested options may be exercised for three years following the termination date. If a participant’s employment is terminated for cause, unvested options will expire immediately and all vested options may be exercised for the 30 days immediately following the participant’s termination date. In all other cases of cessation of employment (except as provided in senior officers’ employment contracts), all unexercised options will continue to vest for 90 days immediately following a participant’s termination date and all vested options may be exercised for 90 days immediately following the participant’s termination date, or such longer period as the Board or the Committee in its discretion determines, provided that such period is not longer than earlier of three years or the original term of the unexercised options. (Please see the disclosure under Senior Executive Employment Contracts).
This discretion to extend the term of options that would otherwise expire was implemented under a TSX approved amendment to the plan in 2004, in connection with Centerra’s initial public offering. The Directors have exercised their discretion regarding options held by Centerra employees. If Centerra ceases to be a subsidiary of Cameco, then the options held by Centerra employees will expire on the earlier of their normal expiry date and April 30, 2007.
The Board, upon the advice of the Committee and subject to any regulatory approval, has the power under the plan to amend, suspend or terminate the plan at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, shareholder approval of amendments to the plan is generally required in the case of fundamental changes such as an increase in the number of common shares issuable under the plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation. However, shareholder approval would generally not be required in the case of (a) amendments of a “housekeeping” nature, (b) a change to the vesting provisions of options or the plan, (c) a change to the termination provisions of options or the plan which does not entail an extension beyond the original expiry date, and (d) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the plan reserve.
CAMECO MANAGEMENT PROXY CIRCULAR     32

Pension Plans
Base Plans
All Cameco employees participate in a defined contribution pension plan/group RRSP with the exception of two executives that participate in a defined benefit pension plan as of December 31, 2005. The defined benefit pension plan is being phased out and will exist only for so long as the current members, retirees and their spouses are entitled to receive benefits under the plan. No new members have been added since 1997 and members will not be added in the future.
Supplemental Executive Pension Program
The executives and certain officers of Cameco’s wholly owned subsidiaries also participate in the Cameco Corporation supplemental executive pension program. As at December 31, 2005, there are 16 active members, and 18 retirees and spouses of deceased retirees participating. This program, which is non-contributory by members, requires participation in either the registered defined benefit plan or the registered defined contribution plan as noted above. This program is designed to attract and retain talented executives over the long term as part of a competitive compensation package and to provide benefits above the limits imposed under the Income Tax Act (Canada) (ITA).
The defined benefit base plan is subject to a maximum annual benefit accrual provided for by the ITA, currently $2,000 for each year of credited pensionable service, with the result that benefits cannot be earned in this base plan on salaries above approximately $100,000 per annum. The defined contribution base plan was subject to a contribution limit of $18,000 in 2005 provided for in the ITA, with a salary of approximately $163,600 resulting in the maximum permitted contribution.
Under the supplemental program, executives as well as officers of certain Cameco subsidiaries receive overall benefits equal to 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service minus the benefits payable under the base plan. For executive officers, the overall benefits payable under the program for years of service after January 1, 1998 is an additional 1.2% for a total 3% of average earnings minus the benefits payable under the base plan. The supplemental program only provides benefits based on actual years of service with Cameco with no past service credits or accelerated service of any kind being awarded under the program. In addition, benefits payable are based on the individual’s highest three years of base salary excluding bonuses and taxable benefits. The supplemental program is funded on an annual basis by Cameco so as not to constitute an unfunded liability for the corporation. Full benefits are payable at normal retirement age, which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Pension benefits are paid as a joint annuity with a surviving spouse pension of 60% of the member’s pension. Benefits are not subject to deduction for social security or other offset amounts.
Estimated annual benefits payable upon retirement to the Named Executive Officers of the specific compensation and years of credited service classifications are determined based upon the following tables. Pension Plan Table I represents benefits related to credited service up to January 1, 1998 at 1.8% of highest average earnings and Pension Plan Table II represents benefits related to years of service after this date at 3% of highest average earnings. Total pension benefits payable to a Named Executive Officer would be determined by adding the figures derived from the two tables based upon years of service pre and post January 1, 1998 and the average salary for the highest three years of base salary earned by the Named Executive Officer.
33     CAMECO MANAGEMENT PROXY CIRCULAR

TABLE I
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE UP TO JANUARY 1, 1998

Three-Year		Number of Years of Credited Service
Average		Up to January 1, 1998
Earnings		Years of Service — Named Executive Officers
($)	5	10	15	20	25	30	35
$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000
$800,000	$72,000	$144,000	$216,000	$288,000	$360,000	$432,000	$504,000
$900,000	$81,000	$162,000	$243,000	$324,000	$405,000	$486,000	$567,000
$1,000,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
TABLE II
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE AFTER JANUARY 1, 1998

Three-Year		Number of Years of Credited Service
Average		After January 1, 1998
Earnings		Years of Service — Named Executive Officers
($)	5	10	15	20	25	30	35
$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000
$800,000	$120,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000
$900,000	$135,000	$270,000	$405,000	$540,000	$675,000	$810,000	$945,000
$1,000,000	$150,000	$300,000	$450,000	$600,000	$750,000	$900,000	$1,050,000
The estimated full years of credited service in the plans at their normal retirement date (age 65), for the Named Executive Officers, are as follows:

		Estimated Years of Credited	Estimated Full Years of
	Years of Credited Service up to	Service after January 1, 1998 at	Credited Service at Normal
	January 1, 1998	Normal Retirement	Retirement
Gerald W. Grandey	5.00	13.50	18.50
O. Kim Goheen	0.88	21.07	21.95
Terry V. Rogers	—	12.20	12.20
George B. Assie	18.25	18.33	36.58
Gary M.S. Chad	7.12	18.93	26.05
CAMECO MANAGEMENT PROXY CIRCULAR     34

On December 31, 2005, each of the Named Executive Officers, except Mr. Terry Rogers, had eight years of credited service after January 1, 1998. Mr. Rogers had 6.53 years of credited service after January 1, 1998. See the table below under Executive Pension Value Disclosure for the estimated total annual benefits payable to the Named Executive Officers.
Executive Pension Value Disclosure
The following estimated pension service costs, accrued pension obligations and annual pension payable under Cameco’s pension plans as they pertain to Named Executive Officers are being provided by Cameco on a voluntary basis. They are not required under applicable securities law requirements to be disclosed in this circular.
Executive Pension Value Disclosure1

				Annual
	Current	Accrued		Pension
	2005	Obligations	Defined	Benefits	Age	Credit
	Service	at December	Contribution	Payable at	(as of	Service	Normal
	Cost	31, 2005	Cost for 2005	Age 65	December	Assumed	Retirement
Name	($)[2,3]	($)[2,4]	($)	($)[5]	31, 2005)	to Age 65	Age
G.W. Grandey	221,600	3,032,800	—	381,794	59	18.50	65
O.K. Goheen	105,700	986,900	18,000	259,224	51	21.95	65
T.V. Rogers	152,900	1,054,900	18,000	176,412	59	12.20	65
G.B. Assie	109,700	3,031,000	18,000	423,389	54	36.58	65
G.M.S. Chad	118,500	1,885,900	—	261,023	54	26.05	65

Notes:

1.	Amounts shown include pension benefits under the Cameco registered pension plans (defined benefit or defined contribution) and supplemental retirement plans.

2.	The pension benefit obligations and the service costs are estimates based upon assumptions that represent contractual entitlements that may change over time. The methods used to determine estimated amounts will not be identical to the methods used by other issuers and, as a result, the figures may not be directly comparable among companies. The key assumptions to estimate these benefit obligations are: 100% vesting; retirement age 60 or one year after valuation date if 60 or older; salary increases 4.5% per annum; the discount rate used to determine the benefit obligation was 5.3%; and benefits are pre-tax.

3.	Service cost is the value of the projected pension earned for the period January 1, 2005 to December 31, 2005. The total 2005 service cost in respect of the Cameco registered pension plan and supplemental retirement plans is $0.8 million.

4.	Accrued obligation is the value of the projected pension earned for service to December 31, 2005. The total accrued obligation for all participants in respect of the Cameco registered pension plan and supplemental retirement plans is $16 million.

5.	Amounts in this column are based on current compensation levels and assume accrued years of service to age 65 for each of the Named Executive Officers.
Senior Executive Employment Contracts
The corporation has a five-year employment agreement with Mr. Grandey as chief executive officer from January 1, 2003 to December 31, 2007. As part of his employment agreement, he was granted stock options to purchase 600,000 common shares of Cameco exercisable at $6.25, the closing price of Cameco’s shares on the TSX on December 31, 2002. (The number of stock options and the December 31, 2002 TSX closing price of Cameco shares adjusted for the impact of the December 31, 2004 and February 17, 2006 stock splits.) These options expire eight years after the grant. Twenty per cent are exercisable by Mr. Grandey after January 1, 2004, 40% are exercisable after January 1, 2005, 60% are exercisable after January 1, 2006, 80% are exercisable after January 1, 2007 and 100% are exercisable after January 1, 2008, provided Mr. Grandey has not resigned or been terminated for cause. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco Corporation supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than .725. Mr. Grandey is entitled to receive, if terminated without cause, a sum equal to three times his base salary at that time, plus benefits. Mr. Grandey’s employment agreement was amended by an amending agreement dated November 1, 2005. Pursuant to this amending agreement, if Mr. Grandey’s employment is terminated without cause within 12 months of a change of control, all of Mr. Grandey’s unvested stock options shall immediately vest and become exercisable for a period of 24 months and all of his PSUs shall become fully vested and shall be paid to Mr. Grandey at the target award.
35     CAMECO MANAGEMENT PROXY CIRCULAR

The corporation entered into amended and restated employment agreements dated November 1, 2005 with Messrs. Rogers, Assie, Goheen and Chad. Pursuant to these agreements, if terminated without cause, these executives are to receive a lump sum payment equal to their base salary and their target bonus for the lesser of two years or the period remaining until their 65th birthday, plus benefits, stock options, pension and supplemental pension. In addition, all of these agreements have a similar change of control provisions as Mr. Grandey’s amending agreement.
INDEBTEDNESS OF DIRECTORS
AND EXECUTIVE OFFICERS
The following table sets out the aggregate indebtedness outstanding as at December 31, 2005 to Cameco or its subsidiaries of all current and former executive officers, Directors, employees of the corporation or any of its subsidiaries. The amounts exclude routine indebtedness. In May 2002, the Board adopted a policy not to grant future loans to Directors, executive officers or insiders as defined by securities laws.
AGGREGATE INDEBTEDNESS
as at December 31, 2005

Purpose	To the Company or its Subsidiaries	To Another Entity
Share Purchases [1]	$385,426	—
Other [2]	$315,000	—

Notes:

1.	Under the 1992 stock option plan, optionees were eligible to receive loans to assist in the purchase of common shares pursuant to exercise of their reload options. The common shares are held in escrow until the loan has been paid in full. The maximum term of the loan is for a period of 10 years from the date of the grant of the reload with respect to which the loan has been provided. The loan bears interest at a rate equal to the dividend rate on the shares. The loan is repaid starting on the sixth anniversary date of the loan by equal 10% annual instalments for four years followed by a payment of 60% in year 10. For insiders of the corporation, if in any repayment year the closing price of the common shares on the TSX remains at or above the price at which the common shares were purchased for 10 consecutive trading days, the insider must forthwith repay an additional instalment so that the 20% of the original loan amount is to be repaid in that year in total.

2.	Please see note 1 in the table on the next page for details relating to this indebtedness.
CAMECO MANAGEMENT PROXY CIRCULAR     36

The following table sets forth the indebtedness of Directors and executive officers under the former stock option loan program and under other programs. The amounts exclude routine indebtedness.
INDEBTEDNESS UNDER SECURITIES PURCHASE
AND OTHER PROGRAMS

				Common
				Shares Bought
			Amount	with Financial		Amount
	Involvement of	Largest Amount	Outstanding at	Assistance		Forgiven
Name and	Cameco or	Outstanding	March 15, 2006	During 2005	Security for	During
Principal Position	Subsidiary ($)	During 2005 ($)	($)	(#)	Indebtedness	2005 ($)

Securities Purchase Program:

Gerald W. Grandey	Lender	46,500	—	—	45,000 Shares	—
President and CEO

Gary M.S. Chad [1]	Lender	67,040	41,900	—	12,000 Shares	—
Senior VP, Governance, Legal and Regulatory Affairs & Corporate Secretary

Nancy E. Hopkins [2]	Lender	62,703	27,797	—	6,600 Shares	—
Director

Other Programs:

Gerald W. Grandey [3]	Lender	445,000	315,000	—	120,000 Shares	—
President and CEO

Notes:

1.	Under the 1992 Stock Option Plan, Mr. Chad remains indebted for two 1998 loans that were used to purchase common shares pursuant to the exercise of reload options. The terms that apply to all loans under the plan is described on the prior page in note 1 to the table Aggregate Indebtedness as at December 31, 2005. Each 1998 loan to Mr. Chad was for $41,900. The unpaid balance of the first loan is due April 30, 2008 and the second loan is due June 17, 2008.

2.	Under the 1992 Stock Option Plan, Ms. Hopkins remains indebted for a 1997 loan and a 1998 loan that were used to purchase common shares pursuant to the exercise of reload options. The terms that apply to all loans under the plan is described in note 1 to the table Aggregate Indebtedness as December 31, 2005. The 1997 loan was for $27,940 and the unpaid balance is due March 10, 2007. The 1998 loan was for $23,045 and the unpaid balance is due on April 30, 2008.

3.	As an employment inducement, an employee benefit plan was established for Mr. Grandey, which provided for the issue of 10,000 Cameco common shares on January 2 of each year for five years commencing January 1994. In connection with the January 2, 1997 and 1998 share issuances, the corporation provided loans to Mr. Grandey for him to pay the income tax arising from these two share issuances. The 1997 loan was in the amount of $375,000 and is repayable in five equal annual installments of $75,000 commencing April 16, 2003. The 1998 loan was in the amount of $275,000 and is repayable in five equal annual installments of $55,000 commencing April 21, 2004. Both loans bear interest in an amount equal to the dividends declared on the 10,000 shares issued to Mr. Grandey in connection with each loan. Such shares are held as security by the corporation for repayment of these loans.
CORPORATE GOVERNANCE
The Board of Directors and management of Cameco believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.
Over the past several years, the Board has reviewed and strengthened its governance practices in the context of developing governance standards. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by the Canadian Securities Administrators (CSA), as well as by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) giving effect to the provisions of the Sarbanes-Oxley Act(United States).
The Board will continue to review and revise where appropriate Cameco’s governance practices in response to changing governance expectations, regulations and best practices.
37     CAMECO MANAGEMENT PROXY CIRCULAR

Under rules adopted by the Canadian securities regulatory authorities, Cameco is required to disclose information relating to its corporate governance. Cameco’s disclosure is set out in Schedule C to this circular. Additional information relating to corporate governance can be found at Cameco’s website at www.cameco.com under Governance.
In addition to being in compliance with the corporate governance standards applicable to Canadian TSX listed corporations and the requirements of the US Sarbanes-Oxley Act and the NYSE corporate governance standards applicable to it as a foreign private issuer with the SEC, Cameco adheres to many of the NYSE corporate governance standards applicable to US domestic issuers. In particular:
•	a majority of the Board is independent under the NYSE standards;

•	non-management Directors meet separately from management at regularly scheduled meetings;

•	the human resources and compensation committee has a written mandate and the committee members are independent under the NYSE standards;

•	the audit committee has a written mandate and the committee members are independent under the applicable SEC and NYSE requirements;

•	the corporation has an internal audit function that provides management and the audit committee with ongoing assessments of the corporation’s internal controls and an enterprise risk function that provides the nominating, corporate governance and risk committee with an ongoing assessment of corporate risk management; and

•	Cameco has a code of conduct and ethics applicable to its officers, employees and Directors.
Our governance practices differ significantly in only one respect from those required of US domestic issuers under the NYSE standards. Cameco’s nominating, corporate governance and risk committee has a written mandate; however, one member of the committee is not independent under the NYSE standards.
Shareholders, employees or other interested parties may contact the Board chair or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 2121 — 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors of Cameco Corporation.” Any such envelope will be delivered unopened to the Board chair.
ADDITIONAL ITEMS
Directors’ and Officers’ Liability Insurance
The corporation maintains a Directors’ and officers’ liability insurance policy. Coverage is $100 million per occurrence and limited to $100 million in each policy year subject to a $1 million deductible to be paid by the corporation. The annual premium paid by the corporation is $948,813.
The corporation has agreed to indemnify each Director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a Director or officer of the corporation, subject to the limitations contained in the Canada Business Corporations Act.
Submission Date for 2007 Shareholder Proposals
The Canada Business Corporations Act permits certain eligible shareholders of the corporation to submit shareholder proposals to the corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders of the corporation, which is expected to be held in May 2007, is January 15, 2007.
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Delivery of Additional Information
Further information about Cameco may be obtained from its website at www.cameco.com and from the SEDAR website at www.sedar.com.
Financial information relating to Cameco can be found in the audited financial statements and management’s discussion & analysis for Cameco’s most recently completed financial year.
Additional information relating to Cameco’s audit committee, as required to be disclosed under the CSA’s National Instrument 52-110, including the audit committee charter, committee composition, and relevant education and experience of members, can be found in the corporation’s annual information form for the year ended December 31, 2005 under Audit Committee, which may be obtained at Cameco’s website at www.cameco.com and from the SEDAR website at www.sedar.com.
Any shareholder of record of the corporation or any other person or company who wishes to receive a copy of the corporation’s current annual information form, management’s discussion & analysis, audited financial statements for the year ended December 31, 2005, or a copy of any subsequent quarterly report, may obtain a copy of each by accessing them at Cameco’s website at www.cameco.com or writing to: Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Gary M.S. Chad.
Board Approval
The Board has approved the contents and distribution of this circular.
“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President,
Governance, Legal and Regulatory Affairs
and Corporate Secretary
April 13, 2006
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SCHEDULE A
INTERPRETATION
For the purposes of this circular:
a person is an “associate” * of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;
provided that:
(viii)	if a resident associated with a non-resident submits to the Board of Directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the Board to hold voting shares to which are attached not more than the lesser of four one hundredths of 1% of the votes that may be cast to elect Directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;
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(v)	a trust:
(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above.
“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.
“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

*	For the purpose of Schedule B, “associate” shall also mean any relative of such person, including a spouse, or any relative of the spouse, who has the same home as such person.
The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.
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SCHEDULE B
AMENDMENT TO THE STOCK OPTION PLAN
The Board has approved an amendment to Cameco’s Stock Option Plan, subject to shareholder approval. This amendment would increase the maximum number of common shares of Cameco that may be issued under the plan and pursuant to any other compensation arrangement, allowing Cameco to continue to grant options in connection with its employee compensation arrangements.
Background
Cameco’s Stock Option Plan (Option Plan), originally implemented in 1992, provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation which is tied to the market value of Cameco common shares. The Human Resources and Compensation Committee (“Committee”) believes that granting of stock options is an effective way to support the achievement of Cameco’s performance objectives, ensure executive and employee commitment to the longer term interests of Cameco and its shareholders, and provide compensation opportunities to attract, retain and motivate employees critical to the success of Cameco and its subsidiaries.
To award performance commencing in the 2004 fiscal year, a new Executive Performance Share Unit Plan (PSU Plan) was adopted to replace some of the incentives previously provided by grants of options under the Option Plan. Cameco continues to provide market competitive long-term incentive opportunities. However, at least 30% of the expected value of this total opportunity, as it relates to executives, is now provided in the form of Performance Share Units (PSUs) generally, rather than options. The Committee evaluates the weighting of PSUs to stock options annually. Adjustments to the weighting are recommended to the Board if deemed necessary. The Committee has concluded a transition will be made over time to a mix, for executives, closer to 40% PSUs and 60% stock options. The Committee recognizes a trend among Canadian publicly traded corporations to reduce the emphasis on stock options in favour of some form of PSUs as part of a long-term incentive package for executives. The PSU Plan reduces the dilutive impact of the long-term incentive by proportionally reducing the number of stock option grants needed to provide competitive compensation to executives. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The PSU Plan links value to both market and operational performance and enhances the retention features of the overall compensation arrangement. The PSU Plan, coupled with the Option Plan, provides long-term incentives that align executive compensation with returns realized by Cameco shareholders. The PSU Plan is described in greater detail in this circular under Report of the Human Resources and Compensation Committee on Executive Compensation. Employees at levels below executive positions to the level of supervisors at Cameco are also granted stock options to recognize performance and encourage loyalty to Cameco and its objectives.
Terms of Cameco’s Stock Option Plan
Options may be granted under the Option Plan to such employees (including executive officers) of Cameco and its subsidiaries as the Board may from time to time determine. Commencing in 2003, Directors ceased to be eligible for grants of stock options under the Option Plan. The last stock option award made to Directors was for their 2002 performance. There are no restrictions on the number of options that may be granted to any one participant or to insiders under the Option Plan. The Option Plan does not include stock appreciation rights.
Under the Option Plan, options granted have a term of eight years and vest at the rate of one-third per year, commencing on the anniversary of the date of the grant. Options granted before 1999 expire 10 years after the date of the grant. Prior to 1999, loans were granted under the Option Plan in connection with the exercise of certain options. No such loans may be granted commencing in 1999. The exercise price of an option under the Option Plan is fixed by the Board at the time of grant, but may not be lower than the volume weighted average trading price of Cameco’s common shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of common shares traded for such period). The options are non-assignable.
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Under the Option Plan, if a participant’s employment ceases by reason of disability, death or retirement, all unexercised options will continue to vest for three years following the participant’s termination date and all vested options may be exercised for three years following the termination date. If a participant’s employment is terminated for cause, unvested options will expire immediately and all vested options may be exercised for the 30 days immediately following the participant’s termination date. In all other cases of cessation of employment (except as provided in senior officers’ employment contracts) all unexercised options will continue to vest for 90 days immediately following a participant’s termination date and all vested options may be exercised for 90 days immediately following the participant’s termination date, or such longer period as the Board or the Committee in its discretion determines, provided that such period is not longer than the earlier of three years or the original term of the unexercised options. (See the disclosure in this circular under the heading Senior Executive Employment Contracts).
This discretion to extend the term of options that would otherwise expire was implemented by the Board under a TSX approved amendment to the Option Plan in 2004, in connection with Centerra’s initial public offering. With respect to Cameco options held by Centerra employees, if Centerra ceases to be a subsidiary of Cameco, then these options will expire on the earlier of their expiry date and April 30, 2007.
The Board, upon the advice of the Committee and subject to any regulatory approval, has the power under the Option Plan, to amend, suspend or terminate the Option Plan at any time without shareholder approval, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination. In accordance with TSX requirements, shareholder approval of amendments to the Option Plan is generally required in the case of fundamental changes such as an increase in the number of common shares issuable under the Option Plan or any change to the eligible participants which would have the potential of broadening or increasing insider participation. However, shareholder approval would generally not be required in the case of (a) amendments of a “housekeeping” nature, (b) a change to the vesting provisions of options or the Option Plan, (c) a change to the termination provisions of options or the Option Plan which does not entail an extension beyond the original expiry date, and (d) the addition of a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the plan reserve.
Shares Reserved, Options Granted and Proposed Amendment (all adjusted for the February 17, 2006 two-for-one stock split)
A maximum of 31,460,418 of Cameco’s common shares, representing 9.0% of Cameco’s common shares issued and outstanding as of March 10, 2006, may be issued under the Option Plan and pursuant to any other compensation arrangement. As of the close of business on March 10, 2006, there were 9,457,906 common shares, representing 2.7% of Cameco’s issued and outstanding common shares, to be issued upon the exercise of outstanding options under the Option Plan, and 1,531,884 common shares, representing 0.4% of Cameco’s issued and outstanding common shares, remaining available for issuance under the Option Plan.
To allow Cameco to continue providing the incentives described above, Cameco proposes to amend the Option Plan by replenishing the number of common shares available for option grants. The amendment, if approved by shareholders, would increase the maximum number of common shares of Cameco that may be issued under the Option Plan and pursuant to any other compensation arrangement by 11,556,780, bringing the total number of common shares available for future grant under the Option Plan to 13,088,664, as described in greater detail below under Proposed Amendment.
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The following shows the activity in the Option Plan which has taken place since inception, and the effect of the proposed amendment:

Share Reserve Maximum (August 15, 1995)	31,460,418
Remaining Available for Grant	1,531,884
Plus Proposed Increase	11,556,780

Total Available for Future Grant (if Proposed Increase Approved)	13,088,664

Total Shares Issuable Under Outstanding Options (end of business March 10, 2006)	9,457,906

Total Shares Issuable (if Proposed Increase is Approved)	22,546,570

Issued and Outstanding Shares (end of business March 10, 2006)	350,400,822

Total Shares Issuable Under Outstanding Options/Total Shares Issued and Outstanding (end of business March 10, 2006)	2.7%

Total Shares Issuable/Total Shares Issued and Outstanding (end of business March 10, 2006)	6.4%
In March 2005, Cameco granted 2,457,280 options, representing 0.7% of Cameco’s issued and outstanding common shares. On March 10, 2006, Cameco granted 1,470,730 options, representing 0.42% of Cameco’s issued and outstanding common shares. If the proposed increase is not approved, Cameco anticipates that it would be unable to continue its present option grant program after 2006. The Board has decided that the size of future option grants will be based on market expected value and will vary up and down based on corporate performance.
Proposed Amendment
On February 23, 2006, the Board approved an amendment to the Option Plan to increase the number of common shares that may be issued under the Option Plan and pursuant to any other compensation agreement by 11,556,780, subject to shareholder approval. If the shareholders approve this amendment at the meeting, the total number of common shares available for future grant under the Option Plan as of May 4, 2006 would be 13,088,664, representing 3.7% of Cameco’s issued and outstanding common shares. At Cameco’s anticipated rate of option grants, the 13,088,664 common shares available for future grant would be sufficient to provide for such grants for about 6 years. In addition, a number of administrative amendments have been made to the Option Plan, none of which would require shareholder approval in accordance with the rules and policies of the TSX. The TSX has approved the disclosure relating to the Option Plan set out in this circular.
Recommendation
The Board recommends that shareholders vote FOR the proposed amendment to the Option Plan to increase the maximum number of common shares available for issuance pursuant to the Option Plan, so that additional stock options are available as part of Cameco’s compensation program to attract, retain and motivate key employees within the organization.
Shareholder Approval
Shareholders will be asked at the meeting to pass the following resolution with or without variation relating to the foregoing amendments:
BE IT RESOLVED THAT the Stock Option Plan of Cameco Corporation be amended to provide that the aggregate number of common shares of the Corporation that may be issued pursuant to the exercise of options pursuant to the Plan and pursuant to any other compensation arrangement of the Corporation be increased by 11,556,780 Common Shares of the Corporation.
To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote FOR the foregoing resolution.
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SCHEDULE C
SUMMARY OF CORPORATE GOVERNANCE PRACTICES
Role of the Board of Directors
Cameco’s Board of directors (Board) is responsible for supervising the management of the business and affairs of the corporation. Cameco’s business and affairs are conducted by its employees and management under the direction of the chief executive officer and the oversight of the Board. The Board exercises its stewardship or oversight role by:
•	determining the corporation’s direction and character by approving its vision, mission, values and key policies and making decisions which set the tone and direction for the corporation; and

•	ensuring that the chief executive officer and senior management are capably carrying out their responsibilities at all times. The Board regularly monitors the effectiveness of management, including management’s leadership, recommendations, decisions and the execution of its strategies.
The Board seeks to sustain a successful business, optimizing long-term financial returns and increasing the corporation’s value. Consistent with Cameco’s commitment to sustainable development, the Board considers in its decisions the interests of Cameco’s shareholders, customers, employees, suppliers, the communities and environment where it operates, government and regulators, and the general public.
The Board is committed to good corporate governance, recognizing that it is important for strong performance by the corporation. In its deliberations, the Board seeks to create a climate of respect, trust and candor, fostering a culture of open inquiry. One of the Board’s specific duties is to oversee the establishment of Cameco’s governance framework. The direction and character of Cameco are defined by Cameco’s vision, mission and values and reflected in its governance documents including its policies, code of conduct and ethics, charters, guidelines and principles (collectively called “policies”) and programs. The policies set out Cameco’s commitments and the programs state how Cameco will carry out those commitments. Cameco’s key policies are approved by the Board upon the recommendation of management.
As a publicly listed company on the TSX and the NYSE, Cameco is subject to a variety of corporate governance guidelines and requirements in both Canada and the United States. The Board has adopted guidelines to assist it in its corporate governance responsibilities and to ensure that Cameco’s corporate governance practices comply with all of the governance rules and legislation in Canada and those of the United States applicable to foreign private issuers.
The Board has adopted a formal mandate. A copy of the Board’s mandate and Cameco’s comprehensive set of corporate governance guidelines can be found on Cameco’s website at www.cameco.com under Governance and are also available in print upon request.
Director’s Responsibilities
The primary responsibility of individual Directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of Cameco. In order to fulfill this responsibility, each Director is expected to:
•	act in the best interests of the corporation, owing a duty to the corporation as a whole and not to any particular constituency thereof;

•	comply with the code of conduct and ethics including conflict disclosure requirements;

•	develop and maintain a thorough understanding of the markets in which Cameco conducts business, its strategy and business operations and its financial position and performance;
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•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;

•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration; and

•	engage in continuing education programs for Directors, as appropriate.
Information Regarding Current and Proposed Directors
The names of Cameco’s current and proposed Directors, together with their age, municipality and country of residence, year first elected or appointed as a Director, principal occupation, other principal directorships and committee memberships are set out in this circular under Business of the Meeting — Election of Directors. Also indicated for each Director is the number of common shares beneficially owned, directly or indirectly, by the Director or over which the Director exercised control or direction on December 31, 2005 (adjusted for the impact of the February 17, 2006 stock split) and, as of the same date, the number of DSUs credited to the account of the Director and the number of options held by each Director.
Attendance and Participation
Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member, and the annual meeting of shareholders. A Director who is unable to attend a Board or committee meeting in person may participate by teleconference.
The attendance records of Cameco’s Directors during fiscal year 2005 are set out under Disclosure of Compensation and Other Information — Compensation of Directors — Board and Committee Attendance of Directors.
Strategic Planning and Risk Management
Management is responsible for development of a strategic plan which is presented annually to the Board for approval. At least once a year, the Board holds a special meeting to specifically discuss strategic planning and strategic issues. The corporation’s comprehensive strategic planning process results in the annual review and approval by the Board of a strategic plan, a one-year budget and a two-year financial plan.
The Board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The Board reviews and sets policies for the implementation and monitoring of identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. For the Board to enhance the Directors’ understanding of the principal business risks facing Cameco and to improve the risk management systems at Cameco, management has developed and implemented an enterprise risk management system, which reports quarterly to this committee and annually to the Board. The reserves oversight committee oversees the estimation of Cameco’s reserves. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews with management Cameco’s systems related to safety, health and environmental risk.
Nomination of Directors
The Board believes that its present size of 13 members brings the necessary skills and experience to Board decision-making to form an effective decision-making body. Cameco’s nominating, corporate governance and risk committee annually assesses the size of the Board and its composition to determine whether it has all the necessary constituents for effective decision-making.
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The nominating, corporate governance and risk committee is responsible for establishing the competencies and skills considered necessary for the Board as a whole, and for each existing Director and new nominee to bring to the Board. The nominating, corporate governance and risk committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any other qualifications they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the corporation. Prior to nomination, candidates are asked to disclose to the committee potential conflicts of interest with Cameco.
The nominating, corporate governance and risk committee is responsible for maintaining a Board succession plan that is responsive to the corporation’s needs and the interests of shareholders. It is also responsible for maintaining a matrix of Director talent and Board requirements in order to identify possible skill gaps on the Board.
Board members complete annual skills and experience self-assessments, which are reviewed by the nominating, corporate governance and risk committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.
Board members are not prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors may not sit on boards of corporations competing with Cameco nor be members of organizations or groups adverse in interest to Cameco without the permission of the Board.
When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, the Director is required to promptly advise the nominating, corporate governance and risk committee. The committee reviews whether the new occupation, or retirement, of the Director is consistent with the specific rationale for originally selecting that individual and the guidelines for Board membership. The nominating, corporate governance and risk committee recommends to the Board whether or not the Director’s resignation should be requested.
The Board does not believe it should establish term limits. While term limits could help ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.
To encourage Board renewal, the Board has adopted a retirement age of 72 years, which limit can be extended at the discretion of the Board.
Duties and Responsibilities of the Chief Executive Officer
The Board has adopted a position description for Cameco’s chief executive officer, which sets out the duties and responsibilities of the chief executive officer. This position description is reviewed by the Board from time to time. A copy of the position description for the chief executive officer can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
The chief executive officer’s limits of authority are clearly defined in the Board’s mandate. The Board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million.
The corporation’s annual objectives constitute the chief executive officer’s mandate on a year-to-year basis. These goals include specific quantifiable goals. The human resources and compensation committee reviews and recommends to the Board the chief executive officer’s specific objectives on an annual basis. These objectives are then approved by the Board.
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Succession Planning and Leadership Development
The human resources and compensation committee annually reviews the corporation’s succession plan. As well, the Board annually receives a formal presentation of the succession plan. The committee also ensures that processes are in place for the development of leaders at Cameco for management succession. The Board creates opportunities for Directors to become acquainted with employees who have the potential to become members of senior management. Such opportunities may include presentations to the Board by these employees or interaction with them on social occasions.
Executive Compensation
All compensation policies and programs for Cameco’s executive officers (including the chief executive officer and senior vice-presidents) are reviewed by the human resources and compensation committee and recommended to the Board for approval. The compensation policies and programs link executive compensation to corporate performance and the creation of sustained shareholder value. The committee reviews the annual performance of the chief executive officer and performance assessments of the senior vice-presidents provided by the chief executive officer, all in light of the corporation’s performance, then recommends compensation awards for the chief executive officer and senior vice-presidents to the Board for approval. The committee also recommends to the Board for approval the corporate annual goals and objectives which become the chief executive officer’s specific annual goals and objectives. Based on the recommendation of the human resources and compensation committee, the Board determines compensation awards for the chief executive officer and senior vice-presidents. In conducting management evaluation and determining management compensation, the human resources and compensation committee retains outside advisors independent of management.
Cameco’s executive compensation philosophy is described under Disclosure of Compensation and Other Information — Report of the Human Resources and Compensation Committee on Executive Compensation.
Internal Control
The Board and its committees monitor the integrity of Cameco’s internal control and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee annually reviews the disclosure controls and procedures of the corporation, internal controls over financial reporting and the certification timetable and process whereby the chief executive officer and the chief financial officer certify the accuracy of the quarterly and annual securities filings as required by applicable securities regulations. Quarterly financial presentations are made to the audit committee. At every regular meeting, the audit committee meets with each of the internal auditor and external auditors of the corporation separately from management. The Board receives comprehensive monthly written reports, which include extensive financial information showing results and comparisons to budgets and forecasts. The Board receives quarterly financial presentations from the chief financial officer as to results and forecasts. The safety, health and environment committee of the Board is responsible for monitoring the safety, health and environment management systems at Cameco. The nominating, corporate governance and risk committee receives quarterly reports on Cameco’s enterprise risk management system and enterprise risks.
Approach to Corporate Governance
The nominating, corporate governance and risk committee is mandated to be responsible to the Board for governance of Cameco, including the corporation’s approach to corporate governance issues and the relationship of the Board to management.
Access to Management and Outside Advisors
Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.
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Individual Directors can engage outside advisors with the authorization of the nominating, corporate governance and risk committee. Each committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties.
Independence of the Board of Directors
Except during periods of temporary vacancies, the Board believes that at least a majority of the members of the Board should be independent Directors and that all of the members of the audit committee, human resources and compensation committee and nominating, corporate governance and risk committee should be independent Directors. In 2005, the Board waived the provision for a fully independent nominating, corporate governance and risk committee in favour of Joe Colvin remaining on the committee, as described below.
The Board is responsible for determining whether or not each Director is independent. The criteria used by the Board for determining Director independence meet the standards of the Canadian Securities Administrators (CSA) set forth in Multilateral Instrument 52-110 — Audit Committees, National Policy 58-201 — Corporate Governance Guidelines and the NYSE corporate governance standards. Cameco’s criteria for director independence are set out as Appendix “A” to the Board mandate.
Directors are asked to provide the nominating, corporate governance and risk committee with full information regarding their business and other relationships with the corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.
The Board has reviewed the independence of each Director and determined that Gerald W. Grandey, president and chief executive officer, and Joe F. Colvin are the only Board members who are currently not independent.
•	Gerald W. Grandey: not independent — president and chief executive officer of Cameco.

•	Joe F. Colvin: not independent — Mr. Colvin retired in February 2005 as the president and chief executive officer of Nuclear Energy Institute Inc. (“NEI”), a nuclear industry association of which Cameco is a member. Although Mr. Colvin is considered non-independent as a technical matter, because Mr. Grandey served on NEI’s executive and compensation committee for the last 10 months of Mr. Colvin’s term as president and chief executive officer of NEI, the Board does not believe that this relationship affects Mr. Colvin’s ability to exercise independent judgment as a Board member.

•	Harry D. Cook: independent — Mr. Cook retired effective March 31, 2005 as the chief of Lac La Ronge Indian Band and the chair of its wholly owned Kitsaki Management Limited Partnership, the parent corporation of subsidiary companies that have service contracts with Cameco, which are not material to Cameco but are material to Kitsaki Management Limited Partnership. The Board made the determination in 2005 that Mr. Cook is now independent.

•	James R. Curtiss: independent — Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. In deciding his status as that of an independent Director, the Board considered the nature of the corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of the law firm, the relationship of Mr. Curtiss to management and the independence demonstrated by Mr. Curtiss at Board and committee meetings.

•	John S. Auston — independent

•	John H. Clappison — independent

•	George S. Dembroski — independent

•	Nancy E. Hopkins — independent

•	J. W. George Ivany — independent
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•	A. Neil McMillan — independent

•	Oyvind Hushovd — independent

•	Robert W. Peterson — independent

•	Victor J. Zaleschuk — independent
Independent Chair of the Board
The Board has appointed a non-executive, independent Director as chair, which allows the Board to function independently of management. Mr. Zaleschuk has held this position since 2003. The chair is responsible for, among other things, leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; presiding as chair at all meetings of the Board and shareholders; ensuring the adoption of and compliance with procedures such that the Board will conduct its work effectively and efficiently, independently from management, including the scheduling, calling and chairing of Board meetings, meetings without the presence of management, and meetings of the independent directors; acting as a liaison between the Board and the senior management of Cameco, including acting as an advisor to and sounding board for the chief executive officer; and ensuring timely and relevant information and other resources are available to the Board to adequately support its work.
The Board has adopted a position description for the chair of the Board, which sets out the duties and responsibilities of the chair. This position description is reviewed by the Board from time to time. A copy of the position description for the chair of the Board can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
Meetings of Non-Management Directors
Directors meet separately without management present at every regularly scheduled Board meeting. The chair informs management of the substance of these meetings to the extent that action is required by them. During fiscal year 2005, Directors met separately without management present at five Board meetings.
Committees of the Board
The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time:
•	the audit committee;

•	the human resources and compensation committee;

•	the nominating, corporate governance and risk committee;

•	the reserves oversight committee; and

•	the safety, health and environment committee.
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Independence of Board Committees
The audit committee and the human resources and compensation committee are both comprised solely of independent Directors who are selected by the Board on the recommendation of the nominating, corporate governance and risk committee.
The nominating, corporate governance and risk committee is comprised solely of independent Directors with the exception of Mr. Colvin. The Board waived its requirement for all independent members in favour of Mr. Colvin’s membership. Mr. Colvin is not considered independent for technical reasons which the Board does not believe affects his ability to exercise independent judgment as a committee member. Mr. Colvin makes an important contribution to the committee by bringing his wealth of experience and knowledge of the nuclear industry to committee deliberations.
The safety, health and environment committee and reserves oversight committee are each comprised of a majority of independent Directors who are selected by the Board on the recommendation of the nominating, corporate governance and risk committee.
Committee Chairs
Each committee of the Board is chaired by a Director who is selected by the Board on the recommendation of the nominating, corporate governance and risk committee. The committee chair is responsible for determining the agenda and the frequency and conduct of meetings. Each committee mandate includes a position description for the committee’s chair.
Committee Mandates
Each committee has a mandate which sets out its responsibilities and duties. Copies of all committee mandates can be found on Cameco’s website at www.cameco.com under Governance and are also available in print upon request. Below is a brief description of the responsibilities of each committee.
•	Audit Committee

The audit committee’s role is to assist the Board in fulfilling its oversight responsibilities for reviewing and approving annual audited financial statements and MD&A, and quarterly financial statements and MD&A, accounting and financial reporting process, internal controls, external auditors (including performance, qualifications, independence and audit of the corporation’s financial statements), performance of the internal audit functions and compliance with laws and regulations (other than environment and safety). The audit committee makes recommendations to the Board respecting the above matters. The audit committee also monitors employees’ compliance with the code of conduct and ethics.

•	Human Resources and Compensation Committee

The human resources and compensation committee makes recommendations to the Board respecting Board and senior management compensation and contractual arrangements, succession planning and the human resources policies for the corporation. It reviews executive compensation disclosure before this information is publicly disclosed. It is responsible for pension plan governance, including oversight of the management of the corporation’s pension plans.
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•	Nominating, Corporate Governance and Risk Committee

The nominating, corporate governance and risk committee makes recommendations to the Board for the nomination of Directors and committee members and assesses the effectiveness of the Board and its committees. It has responsibility for evaluating and advising the Board on the corporation’s approach to corporate governance and oversight for risk management. It also has responsibility for recommending to the Board the establishment of the code of conduct and ethics and for overseeing compliance by Board members with the code.

•	Reserves Oversight Committee

The role of the reserves oversight committee is to oversee the estimation of reserves by management and review and recommend to the Board reserve information before publication.

•	Safety, Health and Environment Committee

The safety, health and environment committee makes recommendations to the Board respecting the corporation’s safety, health and environment policies and management systems. The committee also monitors the safety, health and environmental performance of the corporation.
Audit Committee Independence and Qualifications
In addition to satisfying the Board independence criteria, Directors who are members of the audit committee must satisfy the independence criteria for audit committee members set out in the CSA’s Multilateral Instrument 52-110-Audit Committees and the NYSE corporate governance standards. Audit committee members must also meet the financial literacy requirements set out in applicable securities laws, with one member having accounting or related financial expertise and with one member, where possible, qualifying as an audit committee financial expert. Cameco’s audit committee members meet such financial literacy requirements; John H. Clappison has accounting or related financial expertise and is Cameco’s audit committee financial expert.
Compensation of Directors
The Board believes that compensation for Directors should be competitive with the compensation paid to directors of comparable companies. The human resources and compensation committee reviews Directors’ compensation at least every two years and makes recommendations to the Board. Directors who are employees of the corporation or any of its affiliates do not receive any compensation for service as Directors.
Directors receive 60% of their annual retainer in deferred share units and may elect to receive the remainder of the annual retainer and any additional fees in deferred share units.
Directors are reimbursed by the corporation for reasonable travel and other out-of-pocket expenses incurred in connection with their duties as Directors.
Compensation paid to each Director during fiscal year 2005 is set out under Disclosure of Compensation and Other Information — Compensation of Directors.
Share Ownership
The share ownership guidelines established by the Board call for each Director to own and maintain, during his or her term on the Board, common shares or deferred share units equal in value to three times his or her annual retainer within the later of five years of joining the Board or January 1, 2010. The share ownership guidelines also require the chief executive officer to own common shares equal to four times his base salary, senior vice-presidents to own shares equal to two times their base salary, and vice-presidents to own shares equal to one time their base salary.
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Board Evaluation
Annually, the nominating, corporate governance and risk committee reviews the effectiveness of the Board, its chair and committees and individual Directors through the use of a confidential survey, including a self-assessment, completed by each Board member. The results of the surveys are subsequently discussed by the Board.
The chair of the committee, through interviews with each Director, provides Directors with an opportunity to discuss any matters relating to their peers’ performance or other aspects of the functioning of the Board. The committee, through the survey and interviews, assesses the operation of the Board and the committees, the adequacy of information given to Directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual Directors. The committee recommends to the Board any changes needed to enhance performance based upon this assessment process.
In addition, the members of each Board committee self-assess the effectiveness of their committee and its chair by completing a confidential survey. The survey is reviewed by the chair of each respective committee and reported to the Board as to committee effectiveness. The effectiveness of the chair of each committee is reviewed by the Board chair and reported to the Board.
Orientation Program
Upon appointment each new Director receives an education manual including up-to-date information on Cameco’s corporate and organizational structure, recent filings and financial information, governance documents and important policies. The manual also includes background information on the company and the uranium and nuclear industries.
A formal orientation session is given to new Directors to familiarize them with Cameco, its business, industry, various departments, senior executive and the contribution individual Directors are expected to make.
New Directors are introduced to senior management through presentations and informal social gatherings.
Continuing Education
Ongoing education is provided by management through presentations to the Board and committees when any key business decisions are sought and at strategic planning meetings. The Directors also obtain knowledge of both Cameco’s operations and the industry through visits to a different Cameco operated facility or other nuclear facility each year.
Board members are encouraged to attend conferences or seminars at Cameco’s expense. The conference or seminar can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the member’s knowledge of industries relevant to the company. The corporate secretary notifies Board members of conferences, seminars or other educational opportunities on pertinent topics.
The audit committee has developed and implements an ongoing education program specifically for its committee members.
Disclosure Policy
Cameco has a formal communications policy and is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor & government relations & corporate communications department (IR) provides information to current and potential shareholders and responds to their inquiries and concerns. The chief executive officer and other officers meet frequently with financial analysts and institutional investors. IR staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.
The Board has approved and annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. All material public filings are reviewed by a disclosure committee comprised of senior management, which reports to the audit committee. The disclosure committee prepares formal disclosure controls
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and procedures for approval by the audit committee. The disclosure committee annually reviews them for effectiveness, recommending changes where appropriate to the audit committee. Prior to approval by the Board, certain public filings or portions thereof are reviewed by the audit committee, the reserves oversight committee or human resources and compensation committee. The audit committee reviews and recommends to the Board the approval of the annual and interim financial statements and management’s discussion & analysis. The Board reviews and approves these documents as well as management proxy circulars, prospectuses, annual information forms, quarterly reports, US Form 40-F filings and other disclosure documents required to be approved by the Directors of a corporation under securities laws, securities regulations or stock exchange rules.
Code of Conduct and Ethics
The Board expects all Directors, officers and employees of the corporation to act with honesty, integrity and impartiality in order to earn and sustain trust, reflecting Cameco’s values at all times. The corporation has adopted a code of conduct and ethics which addresses, among other things, financial reporting and accountability, conflicts of interest, corporate opportunities, confidentiality, compliance with applicable laws, rules and regulations (including safety, health, environmental, securities disclosure and insider trading laws) and the reporting of illegal or unethical behaviour, and establishes mechanisms to facilitate the effective operation of the code.
Employees and Directors are required to report all actual potential or perceived conflicts of interest to the corporate secretary who will bring the conflict for employees to management’s ethics compliance committee and for Directors to the attention of the nominating, corporate governance and risk committee. All Directors will excuse themselves from any discussion or decision affecting their business or personal interests. An annual compliance certificate is required to be signed by all Directors and employees of Cameco with supervisory responsibilities. The audit committee receives an annual compliance report for employees, and the nominating, corporate governance and risk committee receives an annual compliance report for Directors. Issues arising between annual reporting are brought to the attention of the appropriate committee. Cameco is establishing a confidential ethics hotline to receive confidential concerns from employees online or by telephone effective March 2006.
A copy of the code of conduct and ethics can be found on Cameco’s website at www.cameco.com under Governance and is also available in print upon request.
Communication with Independent Directors
Interested parties may contact the Board chair or other independent Directors as a group by mailing (by regular mail or other means of delivery) to the corporate head office at 2121 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, a sealed envelope marked “Private and Strictly Confidential — Attention: Chair of the Board of Directors of Cameco Corporation.” Any such envelope will be delivered unopened to the Board chair.
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